AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1997
                                                     REGISTRATION NO. 333-36193
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ----------------
                       CONSOLIDATION CAPITAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
          DELAWARE                       6770                  52-2054952
       (STATE OR OTHER             (PRIMARY STANDARD        (I.R.S. EMPLOYER
JURISDICTIONOF INCORPORATION   INDUSTRIAL CLASSIFICATION    IDENTIFICATION NO.)
      OR ORGANIZATION)                CODE NUMBER)



                   1747 PENNSYLVANIA AVENUE, N.W., SUITE 900
                            WASHINGTON, D.C. 20006
                                 202/955-5490
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                              JONATHAN J. LEDECKY
                                   CHAIRMAN
                       CONSOLIDATION CAPITAL CORPORATION
                   1747 PENNSYLVANIA AVENUE, N.W., SUITE 900
                            WASHINGTON, D.C. 20006
                                 202/955-5490
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
       LINDA L. GRIGGS, ESQUIRE             RICHARD R. PLUMRIDGE, ESQUIRE
       DAVID A. GERSON, ESQUIRE              BRIAN B. MARGOLIS, ESQUIRE
      MORGAN, LEWIS & BOCKIUS LLP          BROBECK, PHLEGER & HARRISON LLP
          1800 M STREET, N.W.                 1633 BROADWAY, 47TH FLOOR
      WASHINGTON, D.C. 20036-5869                NEW YORK, NY 10019
             202/467-7245                           212/581-1600

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING
PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 24, 1997
                       CONSOLIDATION CAPITAL CORPORATION

                     24,000,000 SHARES OF COMMON STOCK

                                  ----------

  All of the shares of capital stock offered hereby are being sold by Consolidation Capital Corporation (the "Company"). Of such shares, 24,000,000 shares of the Company's common stock ("Common Stock") are being offered in an initial public offering (the "Offering"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be $20.00. See "Underwriting and Plan of Distribution" for a discussion of the factors considered in determining the initial public offering price.

  This Prospectus also relates to the offer and possible sale by the Company, simultaneously with the consummation of the Offering, of (i) 250,000 shares of Common Stock to Jonathan J. Ledecky, the Company's Chairman and Chief Executive Officer, and (ii) 500,000 shares of Convertible Non-Voting Common Stock to FBR Asset Investment Corporation, Inc., an affiliate of Friedman, Billings, Ramsey & Co., Inc., in each case at a per share price equal to the initial public offering price set forth below. The Convertible Non-Voting Common Stock is identical in all respects to the Common Stock, except that it is non-voting. The Convertible Non-Voting Common Stock is non-transferable and will not be publicly traded. On the first anniversary of the date of this Prospectus, each share of Convertible Non-Voting Common Stock will automatically convert into one share of Common Stock. See "Underwriting and Plan of Distribution."

  The Common Stock has been approved for quotation on The Nasdaq National Market under the symbol "BUYR," subject to official notice of issuance.

                                  ----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                      UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share of Common Stock..................   $           $             $
--------------------------------------------------------------------------------
Total (3)..................................  $            $             $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Does not include additional consideration to be received by Friedman, Billings, Ramsey & Co., Inc. as representative of the Underwriters ("FBR" or the "Representative") in the form of warrants to purchase 1,130,000 shares of Common Stock at an exercise price per share equal to the Price to Public, which warrant will be exercisable on or after the first anniversary of the date of this Prospectus until the fifth anniversary of the date of this Prospectus. The Company has also agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting and Plan of Distribution."
(2) Before deducting expenses payable by the Company estimated at $1,000,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an aggregate of 3,600,000 additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company will be $   , $    and $   , respectively. See "Underwriting and
    Plan of Distribution."

                                  ----------

  The 24,000,000 shares of Common Stock offered in the Offering, and any additional shares that may be offered pursuant to the Underwriters' over-allotment option, are being offered by the Underwriters, subject to prior sale, when, as and if accepted by the Underwriters and subject to the Underwriters' right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the shares to the Underwriters will be made at
the office of the Representative on or about    , 1997 against payment therefor
in immediately available funds.

                                  ----------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                        , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING AND PLAN OF DISTRIBUTION."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information set forth herein (i) assume no exercise of the Underwriters' over-allotment option, and
(ii) give effect to a 1-for-1.918159 reverse stock split of the Common Stock to be effective immediately prior to the effective date of the registration statement of which this Prospectus forms a part (the "Effective Date"). The reverse stock split is designed to ensure that Jonathan J. Ledecky, the founder, Chairman and Chief Executive Officer of the Company, retains approximately 15.0% beneficial ownership of the Company's Common Stock after the Offering, excluding shares issued in the Concurrent Offerings (as defined below) and shares issued upon exercise of the Underwriters' over-allotment option, and assuming exercise of a warrant to be issued to Jonathan Ledecky upon consummation of the Offering. Consequently, the reverse stock split will be adjusted appropriately immediately prior to the Effective Date if the number of shares offered in the Offering is increased or decreased. Consolidation Capital Corporation is the successor to Ledecky Brothers L.L.C. Hereinafter, except as otherwise indicated, Consolidation Capital Corporation and Ledecky Brothers L.L.C. are referred to jointly as the "Company." As used herein, the "Offering Price" equals $20.00, which represents the estimated price per share for the Common Stock set forth on the front cover page of this Prospectus.

THE COMPANY

  Consolidation Capital Corporation was founded in February 1997 by Jonathan J. Ledecky to build consolidated enterprises with national market reach through the acquisition and integration of multiple businesses in one or more fragmented industries. Jonathan Ledecky is the Chairman and founder and, until November 5, 1997, was the Chief Executive Officer, of U.S. Office Products Company ("USOP"). While managing USOP, Jonathan Ledecky developed a strategy of "corporate democracy," which he believes facilitated USOP's rapid consolidation of more than 190 companies within seven different industry groups in the office products and services industry. The corporate democracy approach includes (i) a general policy of empowering local management and (ii) drawing upon the contacts and expertise of local management by encouraging them to identify acquisition candidates and to participate in the process of integrating newly acquired companies into a consolidated enterprise. The Company intends to employ a corporate democracy approach as one of its principal operating strategies. To date, the Company has had limited operations consisting of organizational activities and research and analysis with respect to industry consolidations and acquisition opportunities. The Company was initially capitalized with $59,000 (supplemented by additional capital contributions of $67,000), has generated no revenues to date, has no significant assets as of the date of this Prospectus and has incurred losses of $103,000 from its founding in February 1997 through September 30, 1997.

  From 1994 until November 1997, Jonathan Ledecky served as Chief Executive Officer of USOP and, in that capacity, was responsible for in excess of $1.7 billion in acquisitions of businesses in seven different industry groups, including office supplies, office furniture, coffee and beverage services, computer and telecommunications networks and services, print management, corporate travel services and educational supplies. The Company will seek to leverage the experience and expertise of Jonathan Ledecky, its founder, Chairman and Chief Executive Officer, and the Company's management team to become a leading consolidator of distribution companies and service providers in one or more fragmented industries. As of the Effective Date, the Company's management team will consist of, in addition to Jonathan Ledecky:
Timothy C. Clayton, Executive Vice President, Chief Financial Officer and Treasurer; F. Traynor Beck, Executive Vice President, General Counsel and Secretary; and, David Ledecky, Executive Vice President and Chief Administrative Officer. See "Management."

  Pursuant to his employment agreement with USOP, Jonathan Ledecky serves as an executive officer of USOP and, in that capacity, is obligated to assist in identifying and pursuing new business and investment opportunities and acquisitions for USOP and providing overall strategic planning and growth analyses for USOP, among other things. Jonathan Ledecky is restricted by his employment agreement from selling any products or services in direct competition with USOP and from recruiting or employing current and certain former employees of USOP, as well as persons who provide or within the prior year provided substantial services to USOP (excluding Timothy C. Clayton and F. Traynor Beck). See "Risk Factors-- Conflicts of Interest."

  The Company will have broad discretion in identifying and selecting both the industries which it expects to consolidate and possible acquisition candidates within those industries. The Company has not identified a specific industry on which it initially intends to focus and has no present plans, proposals, arrangements or understandings with respect to the acquisition of any specific business. The Company has no preference as a general matter as to whether to issue shares of Common Stock or cash in making acquisitions and has the flexibility to use either shares of its Common Stock or cash, or a combination thereof. The form of the consideration that the Company uses for a particular acquisition will depend upon the form of consideration that the sellers of the business require and the most advantageous way for the Company to account for or finance the acquisition. To the extent the Company uses Common Stock for all or a portion of the consideration to be paid for future acquisitions, significant dilution may be experienced by existing stockholders. See "Risk Factors--Risks Related to Acquisition Financing; Additional Dilution; Leverage." In addition, to the extent that the Company uses cash and cannot account for an acquisition under the pooling-of-interests method of accounting, the Company will have goodwill which it will amortize over the amortization period, reducing net income. See "Risk Factors--Consideration for Operating Companies May Exceed Asset Value; Amortization Charges."

  The Company believes that it will possess substantial competitive advantages. The Company expects to benefit from its ability to deploy rapidly its significant financial resources and to use its publicly traded stock as currency in selected acquisitions. Because the Company will initially have significant cash and cash equivalents, the Company's ability to acquire attractive companies is not likely to be constrained initially by the need to access the capital markets. Furthermore, the Company believes that its corporate democracy principles will help it attract and acquire companies and will differentiate it from traditional consolidators. The Company believes that its corporate democracy approach generates significant competitive advantages because this approach allows managers of the acquired companies to benefit from the economies of a large organization while simultaneously retaining local operational control, enabling them to provide flexible and responsive service to customers. Such an approach could, however, limit possible consolidation efficiencies and integration efforts. In addition, although the Company's management team has experience in acquiring and consolidating businesses, it is unlikely to have experience managing companies in the industries that the Company selects for consolidation. The Company, therefore, expects to rely in part upon management of acquired companies or other individuals who are experienced in the industries in which the Company pursues consolidation. See "Risk Factors--Competition," "Business--Strategy" and "Management."

  The Company believes that industries in which it will pursue consolidation opportunities will often be characterized by privately-held or family-owned businesses, whose owner/operators desire liquidity and may be unable to access the capital markets effectively or to expand beyond a local or regional base. The Company intends to pursue growing industries that are fragmented with no clear market leader and that could benefit from economies of scale. Within such industries, the Company intends to focus on the acquisition of distribution companies and service providers having some or all of the following characteristics: (i) stable cash flows and recurring revenue streams from long-term customer relationships; (ii) low product obsolescence and non-reliance on innovation or technology to drive recurring revenue streams; (iii) long-term growth prospects for products and services offered; (iv) a strong "franchise" or presence in the communities served by the acquisition candidate; (v) an experienced management team comprised of recognized industry leaders; (vi) an ability to retain, promote and motivate management teams; (vii) favorable demographic trends within the local regions serviced; and (viii) an underpenetrated market for products or services provided by the acquisition candidate. See "Risk Factors--Appropriate Acquisition May Not Be Available and Full Investment of Net Proceeds May Be Delayed" and "Business--Strategy."

  In general, the Company plans to acquire larger, established, high quality companies, or "hubs," in high density, metropolitan areas, and additional smaller companies, or "spokes," in secondary markets surrounding the hubs. Where possible, the operations of the spokes will be integrated into the operations of existing hubs, thereby enabling the Company to achieve the economies of scale necessary to decrease operating cost and increase operating margin. See "Risk Factors--Integration of Acquisitions."

  Upon integration of acquired companies, the Company believes that it will be able to achieve operating efficiencies by combining administrative functions, eliminating redundant facilities, implementing system technology improvements, and purchasing products and services in large volumes. Each of the acquired companies will continue to manage all functions that "touch the customer," including sales, marketing, customer service, credit and collections. The Company will manage functions such as purchasing, accounting, inventory management, human resources and finance centrally where it can leverage its size and scale. In addition, the Company believes that it may achieve certain synergies through strategic marketing and cross-selling by acquired companies.

  The Company's principal executive offices are located at 1747 Pennsylvania Avenue, N.W., Suite 900, Washington D.C. 20006, and its telephone number is 202-955-5490.

                                  THE OFFERING

Common Stock offered by the Company... 24,000,000 Shares
Common Stock to be outstanding after
 the Offering......................... 26,550,000 Shares (1)
Use of Proceeds....................... To fund future acquisitions and general corporate purposes, including working
                                       capital. See "Use of Proceeds."
Nasdaq National Market symbol......... BUYR

--------

(1) Includes 250,000 shares which Jonathan Ledecky has expressed an interest in purchasing. If the shares of Common Stock underlying options, warrants and the shares of Convertible Non-Voting Common Stock expected to be outstanding at the time of the consummation of the Offering and the simultaneous offer and possible sale by the Company of shares of Common Stock to Jonathan Ledecky (the "Concurrent Common Stock Offering") and of shares of Convertible Non-Voting Common Stock to FBR Asset Investment Corporation, Inc. (the "Concurrent Non-Voting Common Stock Offering" and, together with the Concurrent Common Stock Offering, the "Concurrent Offerings") are included in the number of shares outstanding, the total number of shares outstanding would be 31,690,000, consisting of (i) the 26,550,000 shares listed above, (ii) 1,950,000 shares reserved for issuance upon the exercise of warrants to be issued to Jonathan Ledecky on the Effective Date at an exercise price equal to the initial public offering price per share, (iii) 1,500,000 shares to be reserved for issuance under options expected to be granted to members of the management team on the Effective Date at an exercise price equal to the initial public offering price per share under the Consolidation Capital Corporation 1997 Long-Term Incentive Plan (the "Incentive Plan"), (iv) 60,000 shares to be reserved for issuance under options expected to be granted on the Effective Date at an exercise price equal to the initial public offering price per share under the Consolidation Capital Corporation 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), (v) 500,000 shares to be issued upon the conversion of the Convertible Non-Voting Common Stock, and (vi) 1,130,000 shares of Common Stock reserved for issuance upon the exercise of warrants to be issued to the Representative. The total number of shares of Common Stock reserved for issuance under the Incentive Plan, the Directors' Plan and the Consolidation Capital Corporation 1997 Employee Stock Purchase Plan is (i) 9% of the number of shares of Common Stock outstanding from time to time (or 2,389,500 shares at the time of the consummation of the Offering), (ii) 300,000 shares and (iii) 1,000,000 shares, respectively. (If the Underwriters' over-allotment option is exercised in full for 3,600,000 shares of Common Stock, the total number of shares of Common Stock outstanding or reserved for issuance under options, warrants and the shares of Convertible Non-Voting Common Stock expected to be outstanding at the time of the consummation of the Offering and the Concurrent Offerings would be 35,290,000. See "Risk Factors--Benefits to Insiders," "Management--1997 Long-Term Incentive Plan," "--1997 Non-Employee Directors' Stock Plan," "--1997 Employee Stock Purchase Plan," "Description of Capital Stock--Convertible Non-Voting Common Stock" and "Underwriting and Plan of Distribution."

                            THE CONCURRENT OFFERINGS

Common Stock offered by the Company... 250,000 Shares
Convertible Non-Voting Common Stock
 offered by the Company............... 500,000 Shares
Use of Proceeds....................... To fund future acquisitions and general corporate purposes, including working
                                       capital. See "Use of Proceeds."

  Jonathan Ledecky has indicated an interest in purchasing 250,000 shares of Common Stock directly from the Company in the Concurrent Common Stock Offering at a price per share equal to the initial public offering price per share. No underwriting discount or commission would be paid in connection with the Concurrent Common Stock Offering. Consequently, the proceeds to the Company of such offering would be $5.0 million.

  FBR Asset Investment Corporation, Inc., an affiliate of the Representative, has indicated an interest in purchasing 500,000 shares of Convertible Non-Voting Common Stock from the Company in the Concurrent Non-Voting Common Stock Offering at a price equal to the initial public offering price per share. No underwriting discount or commission would be paid in connection with the Concurrent Non-Voting Stock Offering. Consequently, the proceeds to the Company of such offering would be $10.0 million.


                                ----------------

  References in this Prospectus to operating and financial data of U.S. Office Products Company are included herein in reliance upon reports filed by that company with the Securities and Exchange Commission. Such operating and financial data are not intended to be indicative of the possible future operating results or financial position of the Company.

  Information contained in this Prospectus may contain forward-looking statements, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters described in "Risk Factors" and certain other factors noted throughout this Prospectus and in any exhibits to the Registration Statement of which this Prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially, from those in such forward-looking statements. While the protections of the Private Securities Litigation Reform Act of 1995 are not available, readers of this Prospectus should consider carefully these cautionary statements in connection with the forward-looking statements made herein.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

  The risk factors set forth below and elsewhere in this Prospectus should be read as accompanying all forward-looking statements made in this Prospectus. These forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The Company's actual results could differ materially from those anticipated in such forward-looking statements, for the reasons set forth below and for other reasons. The protections of the Private Securities Litigation Reform Act of 1995 are not available.

NO PRESENT SOURCE OF REVENUES

  The Company was founded in February 1997. To date, its activities have consisted of organizational activities and research and analysis with respect to acquisition and consolidation opportunities. As of September 30, 1997, the Company had a negative tangible net worth of $292,000, total assets of $339,000, stockholder's equity of $23,000, and accumulated losses of $103,000. The Company was founded to build consolidated enterprises with national market reach through the acquisition and integration of multiple businesses in one or more fragmented industries. It will not generate any revenues from the proceeds of this Offering other than interest income until, at the earliest, the consummation of an acquisition of a business after which its ability to generate revenues and earnings (if any) will be directly dependent upon the operating results of such acquired business and any additional acquisitions and the successful integration and consolidation of those businesses. The Company has no present plans, proposals, arrangements or understandings with any prospective acquisition candidates.

CONFLICTS OF INTEREST

  Jonathan Ledecky serves as both the Chairman and Chief Executive Officer of the Company and the Chairman and an executive officer of USOP. As a director and an executive officer of both the Company and USOP, Jonathan Ledecky owes a duty of loyalty and a duty of care under Delaware law to both companies. These duties obligate him to present certain business opportunities to the company to which he owes the duties before pursuing such opportunities himself. There is no agreement among Jonathan Ledecky, the Company and/or USOP delineating Jonathan Ledecky's duties to each company or resolving potential conflicts between his conflicting duties and obligations. In the absence of such an agreement, the Company may choose to avoid consolidation opportunities and/or industries that pose risks of conflict.

  In addition, Jonathan Ledecky has entered into an amended and restated employment agreement with USOP (the "USOP Employment Agreement") and intends to enter into an employment agreement with the Company upon the Effective Date (the "CCC Employment Agreement"). Under the USOP Employment Agreement, Jonathan Ledecky is obligated to assist in, among other things, identifying and pursuing new business and investment opportunities and acquisitions for USOP, developing and providing strategic plans and growth analyses for USOP, providing structuring, capitalization, restructuring, recapitalization and reorganization advice to USOP and assisting in implementing such advice, and interfacing with the investment and financial community on an as-needed basis. While Jonathan Ledecky is not to be responsible for the day-to-day oversight of USOP, his positions as an executive officer and Chairman of the Board of USOP may nonetheless result in competition between USOP matters and Company matters for his time and professional attention, and may result in or exacerbate conflicts as to his obligations to present business opportunities to one company or another, or to pursue such opportunities for one company or another. The USOP Employment Agreement also contains restrictions on Jonathan Ledecky's ability to recruit or employ current and certain former employees of USOP, as well as persons who provide or within the prior year provided substantial services to USOP or its subsidiaries as part of an entity that is or was a vendor or other outside service provider to USOP or its subsidiaries (excluding only Timothy Clayton and F. Traynor Beck). This restriction could present a possible conflict between Jonathan Ledecky's actions and recommendations to retain employees, vendors and outside service providers for USOP and his efforts to employ suitable individuals with the Company. In addition, the USOP Employment Agreement recites that in the course of Jonathan Ledecky's employment with USOP he has become familiar with and aware of certain information regarding USOP's operations that the agreement describes as a trade secret of USOP. Were Jonathan Ledecky to be held wrongfully to have disclosed any trade secret information to the Company or others in violation of his obligations, he could face liability for such disclosure, and the Company could face liability for inducing or aiding in any such alleged violation. Finally, under the USOP Employment Agreement, Jonathan Ledecky is not prohibited from serving as an officer, director or employee of or consultant to the Company, provided that such actions do not otherwise breach his obligations under the USOP Employment Agreement.

  Since Jonathan Ledecky owes duties of loyalty and care and has contractual obligations to both the Company and USOP simultaneously, he may be unable in certain circumstances to fulfill his duties and obligations to one company without allegedly breaching them to the other. Any alleged breach could result in litigation by or on behalf of the offended company under any of a number of possible legal theories, including seeking damages from Jonathan Ledecky for the purported breach or from the other such company for tortiously interfering with the offended company's contractual relationship with Jonathan Ledecky or for inducing him to breach his duties to the offended company. The conduct or response to any such litigation could consume significant management attention and resources, and the defense, settlement or final adjudication of any such litigation could have a material adverse effect on the Company's business, financial condition and/or results of operations.

  In addition, Jonathan Ledecky is the Non-Executive Chairman of the Board of U.S.A. Floral Products, Inc. ("USA Floral"), the Non-Executive Chairman of the Board of U.S. Leasing, Inc. ("US Leasing") and a prospective minority investor in Unison Partners, Inc. ("Unison Partners"). Each of USA Floral, US Leasing and Unison Partners is, or is seeking to become, a consolidator of businesses in one or more industries. Jonathan Ledecky may thus have conflicts of interest in determining to which of these entities, if any, a particular relevant business opportunity should be presented. See "Business--Conflicts of Interest."

BENEFITS TO INSIDERS

  Prior to the Offering, Jonathan Ledecky owns all of the outstanding shares of Common Stock of the Company. Following consummation of the Offering and the Concurrent Common Stock Offering, Jonathan Ledecky will own beneficially approximately 15.8% of the Company's Common Stock (assuming exercise in full of the outstanding warrant owned by him as of the date of the Effective Date). Assuming an initial public offering price of $20.00 per share, the aggregate market value of the shares of Common Stock beneficially owned by Jonathan Ledecky following the Offering and the Concurrent Common Stock Offering would be approximately $90.0 million; Jonathan Ledecky's aggregate purchase price for such shares will have been approximately $44.1 million. See "Principal Stockholders."

  A portion of the net proceeds of the Offering and the Concurrent Offerings will be used to repay indebtedness of the Company to Jonathan Ledecky evidenced by demand notes. As of September 30, 1997, such indebtedness was approximately $206,000. The Company expects that Jonathan Ledecky will advance additional funds to the extent necessary to pay any additional expenses incurred prior to consummation of the Offering. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions."

  Pursuant to the CCC Employment Agreement, Jonathan Ledecky will receive a salary of $750,000 per year, and will be entitled to receive annual bonuses. Pursuant to the employment agreements that they are to enter into on the Effective Date, David Ledecky, Timothy Clayton and F. Traynor Beck will each receive a salary of $300,000 per year and a guaranteed annual bonus of $200,000 for the first year, and will also be entitled to receive certain perquisites. In addition, the Company has adopted the Consolidation Capital Corporation Section 162(m) Bonus Plan under which the executive officers may receive, in the discretion of a Bonus Plan committee consisting of at least two non-employee directors, cash bonus awards. See "Management--Executive Compensation; Employment Agreements."

  Jonathan Ledecky will enter into a Warrant Agreement (the "Ledecky Warrant") with the Company which will entitle him to acquire 1,950,000 shares of Common Stock at a purchase price per share equal to the initial public offering price per share. The Ledecky Warrant will be exercisable for a period of ten years commencing on the Effective Date. Under the Ledecky Warrant, Jonathan Ledecky will be entitled to certain registration rights beginning one year after the Effective Date. See "Shares Eligible for Future Sale."

  Jonathan Ledecky, David Ledecky, Timothy Clayton and F. Traynor Beck will each be eligible to participate in the Incentive Plan, which provides for, among other things, the award of options to purchase shares of Common Stock. Such option awards may take the form of incentive stock options (which must be granted at an exercise price not less than the fair market value of a share of Common Stock on the date of grant) or non-qualified stock options (which may, but need not, be granted at an exercise price less than the fair market value of a share of Common Stock on the date of grant). Pursuant to the employment agreements to be entered into on the Effective Date, David Ledecky, Timothy Clayton and F. Traynor Beck are each to receive a grant of options (which may be incentive stock options or non-qualified stock options) to purchase 500,000 shares of Common Stock at an exercise price equal to the initial public offering price per share. See "Management--1997 Long-Term Incentive Plan."

  Each non-employee director of the Company is to receive an annual retainer fee of $25,000 and, pursuant to the Directors' Plan, automatic initial and annual grants of stock options. Each such non-employee director will receive an automatic initial grant of options to purchase 20,000 shares of Common stock on the later of the Effective Date or the date of his initial election to the Board of Directors, and an automatic annual grant of options to purchase 5,000 shares. Each such option will have an exercise price equal to the fair market value of a share of Common Stock on the date of grant (in the case of initial grants made on the Effective Date, the initial public offering price per share). Vincent Eades, W. Russell Ramsey and M. Jude Reyes will each receive such initial grants on the Effective Date. See "Management--Director Compensation."

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its success will depend principally upon the experience of Jonathan J. Ledecky, its founder, Chairman and Chief Executive Officer. In addition, the Company believes that its success will depend to a significant extent upon Timothy Clayton, who will become the Company's Executive Vice President, Chief Financial Officer and Treasurer on the Effective Date; F. Traynor Beck, who will become the Company's Executive Vice President, General Counsel and Secretary on the Effective Date; and David Ledecky, Senior Vice President, Secretary and Treasurer of the Company, who will become Executive Vice President and Chief Administrative Officer on the Effective Date.

  Although Jonathan Ledecky has substantial experience in acquiring and consolidating businesses and Messrs. Clayton and Beck have substantial experience with such transactions on behalf of their clients, none of them has any prior experience in managing companies formed for the specific purpose of consolidating one or more industries (other than Jonathan Ledecky's experience in managing USOP) or in managing businesses in the industries which the Company is likely to operate. As a result, the Company likely will depend on the senior management of any significant business it acquires in the future. Such acquired senior management may not be suitable to the Company's business model or combined operations.

  If the Company loses the services of one or more of its current executives, the Company's business could be adversely affected. The Company may not successfully recruit additional personnel and any additional personnel that are recruited may not have the requisite skills, knowledge or experience necessary or desirable to enhance the incumbent management. The Company does not intend to maintain key man life insurance with respect to any of its executive officers. See "Management."

ALLOCATION OF MANAGEMENT TIME

  Pursuant to the CCC Employment Agreement, Jonathan Ledecky will be required to devote the substantial majority of his business time, attention and efforts to the business of the Company. Pursuant to the USOP Employment Agreement, Jonathan Ledecky will be required to devote a portion of his business time, attention and efforts to promote and further the business of USOP. In addition, Jonathan Ledecky anticipates devoting time to his other directorships and professional pursuits. The competing claims upon Jonathan Ledecky's time and energies could divert his attention from the affairs of the Company, placing additional demands on the Company's other management resources. Pursuant to their employment agreements with the Company, each of the other executive officers of the Company will be required to devote his full business time, attention and efforts to the business of the Company. The efforts of all or any of these individuals may not be sufficient to meet the Company's management needs.

APPROPRIATE ACQUISITIONS MAY NOT BE AVAILABLE AND FULL INVESTMENT OF NET PROCEEDS MAY BE DELAYED

  The results of the Company's planned operations are dependent upon the Company's ability to identify, attract and acquire desirable acquisition candidates, which may take considerable time. The Company may not be successful in identifying, attracting or acquiring desirable acquisition candidates, in integrating such candidates into the Company or in realizing profits from any acquisition candidates, if acquired. The failure to complete acquisitions or to operate the acquired companies profitably would have a material adverse effect on the Company's business, financial condition and/or results of operations.

  Pending their possible application in acquiring businesses, the net proceeds of the Offering and the Concurrent Offerings are to be invested in readily marketable, interest-bearing, investment grade securities. Consequently, until such time as the Company acquires acquisition candidates, the proceeds of the Offering and the Concurrent Offerings will yield only that rate of return earned by such interest-bearing securities. In addition, a portion of the net proceeds of the Offering and the Concurrent Offerings will be used to pay corporate overhead and administrative costs, which the Company estimates will initially be approximately $5.0 million on an annualized basis, representing the costs of rent, salaries and employee benefits, insurance, and other miscellaneous expenses.

RISKS ASSOCIATED WITH CONSOLIDATION STRATEGY

  To date, the Company's activities have consisted of organizational activities, conducting research and analysis principally focused on identifying fragmented industries that are potentially available for consolidation and refining the Company's business strategy. In connection with its research and analysis, the Company has had general discussions with numerous businesses within several different industries; however, because its research and analysis is not yet complete to its satisfaction, the Company has not yet identified a specific industry on which it will initially focus or a specific acquisition candidate within any industry. Accordingly, investors in the Offering will have no basis on which to evaluate the possible merits or risks of the acquisition candidates' operations and prospects. Although management of the Company will endeavor to evaluate the risks inherent in any particular acquisition candidate, the Company may not properly ascertain all of such risks. See "Business--Strategy."

  Upon consummation of the Offering, the Company's management team will utilize the proceeds of the Offering and the Concurrent Offerings to accelerate the research and analysis that has been performed to date to identify and select prospective industries and acquisition candidates. Other than the Company's determination not to seek to acquire businesses in any of the industries in which USOP currently operates (or any acquisition candidate for which USOP performed an acquisition analysis for the purpose of acquiring such entity) or in the floral products and distribution industry without the written approval of USOP or USA Floral, as the case may be, management of the Company will have virtually unrestricted flexibility in identifying and selecting prospective acquisition candidates and broad discretion with respect to the specific application of the net proceeds of the Offering. Management may not succeed in selecting acquisition candidates that will be profitable or that can be integrated successfully. Although the Company intends to scrutinize closely the management of a prospective acquisition candidate in connection with evaluating the desirability of effecting a business combination, the Company's assessment of management may not prove to be correct. The Company may enlist the assistance of other persons to assess the management of acquisition candidates (including, without limitation, investment bankers, brokers, accountants and other advisers who have rendered or may in the future render services to USOP, subject to Jonathan Ledecky's obligations under the USOP Employment Agreement), but no such persons have yet been identified. See "--Conflicts of Interest," "Business--Conflicts of Interest" and "Certain Relationships and Related Party Transactions."

INTEGRATION OF ACQUISITIONS

  The Company's business model contemplates an aggressive and rapid acquisition program. No assurance can be given that the Company will be able to successfully integrate its future acquisitions without substantial costs, delays or other problems. The costs of such acquisitions and their integration could have an adverse effect on short-term operating results. Such costs could include severance payments to employees of such acquired companies, restructuring charges associated with the acquisitions and other expenses associated with a change of control, as well as non-recurring acquisition costs including accounting and legal fees, investment banking fees, recognition of transaction-related obligations and various other acquisition-related costs. Any failure by the Company to make acquisitions would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company may be unable to replicate the success in consolidating various industries that has been achieved by other consolidators, including USOP.

  The Company may not be able to execute successfully its consolidation strategy or anticipate all of the changing demands that successive consolidation transactions will impose on its management personnel, operational and management information systems and financial systems. The integration of newly acquired companies may also lead to diversion of management attention from other ongoing business concerns. In addition, the rapid pace of acquisitions may adversely affect the Company's efforts to integrate acquisitions and manage those acquisitions profitably. Moreover, it is possible that neither management of the Company nor management of any of the acquired companies will have the necessary skills to manage a company intending to implement an aggressive acquisition program. The Company may seek to recruit additional managers to supplement the incumbent management of the acquired companies but the Company may not have the ability to recruit additional managers with the skills necessary to enhance the management of the acquired companies. Any or all of these factors could have a material adverse effect on the Company's business, financial condition and/or results of operations.

RISKS RELATED TO ACQUISITION FINANCING; ADDITIONAL DILUTION; LEVERAGE

  The Company intends to use substantially all of its resources for acquisitions and, to a much lesser extent, for general corporate expenses. The timing, size and success of the Company's acquisition efforts and any associated capital commitments cannot be readily predicted. The Company currently intends to finance future acquisitions by using shares of its Common Stock, cash, borrowed funds or a combination thereof. If the Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources or more borrowed funds, in each case if available, in order to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings.

  Following the consummation of the Offering and the Concurrent Offerings, the Company will have cash and cash equivalents of approximately $460.4 million ($527.4 million if the Underwriters' over-allotment option is exercised in full). In addition, the Company has initiated negotiations to obtain a credit facility which may be used for future acquisitions or other capital requirements. BT Alex. Brown Incorporated ("BT") has provided the Company with a letter, dated October 29, 1997, in which BT confirms that, upon the Company's request, BT commits to use its best efforts to arrange and syndicate a $100 million senior secured revolving bank credit facility which may, under certain conditions to be mutually agreed upon, be increased up to a $500 million facility. The terms and conditions of any BT debt facility, including the fee arrangements, are subject to mutual agreement. Use of any such facility would likely be subject to conditions customary to facilities of this type, including restrictions on other indebtedness, mergers, acquisitions, dispositions and similar transactions. The Company may not succeed in obtaining a facility of any size or in negotiating terms satisfactory to the Company. Except for these preliminary negotiations, the Company currently has no plan or intention to obtain additional capital through debt or equity financing during the next 12 months. If and when the Company requires additional financing for its acquisition program or for other capital requirements, the Company may be unable to obtain any such financing on terms that the Company deems acceptable.

  Among the possible adverse effects of borrowings to consummate acquisitions or for other capital requirements are: (i) if the Company's operating revenues after acquisitions were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets; (ii) if a loan agreement contains covenants that require the maintenance of certain financial ratios or reserves, and any such covenant were breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due; (iii) if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing were not available on acceptable terms, to liquidate its assets; and (iv) if the interest rate of a loan is variable, the Company would be subject to interest rate fluctuations which could increase the Company's debt service obligations. The level of indebtedness that the Company may incur cannot be predicted and will depend upon these factors and the relevant business characteristics of the acquisition candidates for which such indebtedness will be undertaken.

  The Company currently has 250,000,000 authorized shares of Common Stock. Upon consummation of the Offering and the Concurrent Common Stock Offering, the Company will have 26,550,000 shares of Common Stock outstanding (30,150,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). In addition, the Company will have securities outstanding that are convertible into or exercisable for 5,140,000 shares of Common Stock, consisting of (i) options to purchase 1,500,000 shares of Common Stock that are to be granted under the Company's 1997 Long-Term Incentive Plan, (ii) options to purchase 60,000 shares of Common Stock that are to be granted under the Company's 1997 Non-Employee Directors' Stock Plan, (iii) 500,000 shares of Common Stock that will be issuable upon the conversion of shares of Convertible Non-Voting Common Stock to be issued in the Concurrent Non-Voting Stock Offering, (iv) 1,130,000 shares of Common Stock to be issuable upon the exercise of warrants to be issued to the Representative and
(v) 1,950,000 shares of Common Stock to be issuable upon the exercise of warrants to be issued to Jonathan Ledecky. The Company will also have (i) 889,500 shares reserved for issuance pursuant to awards available to be made under the Company's 1997 Long-Term Incentive Plan (1,213,500 shares if the Underwriters' over-allotment option is exercised in full), (ii) 240,000 shares reserved for issuance pursuant to options available to be granted under the Company's 1997 Non-Employee Directors' Stock Plan and (iii) 1,000,000 shares reserved for issuance pursuant to the Company's 1997 Employee Stock Purchase Plan. Accordingly, upon completion of the Offering and the Concurrent Offerings, the Company will have 216,180,500 authorized but unissued and unreserved shares of Common Stock (212,256,500 authorized but unissued and unreserved shares if the Underwriters' over-allotment option is exercised in full). Consequently, subject to the rules and regulations of The Nasdaq National Market, the Company will be able to finance acquisitions by issuing significant amounts of additional shares of Common Stock without obtaining shareholder approval of such issuances. To the extent the Company uses Common Stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders, including the purchasers of Common Stock in the Offering. Moreover, the issuance of additional shares of Common Stock may have a negative impact on earnings per share and may negatively impact the market price of the Common Stock. See "Use of Proceeds" and "Dilution."

COMPETITION

  The Company may encounter intense competition from other consolidators having a business objective similar to that of the Company. Many of these entities are well established and have extensive experience in identifying consolidation opportunities and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, personnel and other resources than the Company expects to have and there can be no assurance that the Company will be able to compete successfully. Competition with other consolidators to buy a limited number or an identifiable set of businesses could lead to higher prices being paid for acquired companies. In addition, to the extent that the Company determines to consolidate an industry that is already in the early stages of consolidation, the Company may compete with consolidators that already are operating within the industry being consolidated. Such competitors may have competitive advantages in identifying and attracting acquisition candidates as a result of their knowledge of the industry, industry reputation and contacts within the industry. This inherent competitive disadvantage to the Company may make certain consolidation opportunities more difficult to accomplish and may compel the Company to select certain less attractive consolidation prospects.

  Moreover, the industries in which the Company may operate in the future may be highly competitive. The Company may be unable to differentiate itself or compete effectively in any markets in which it operates in the future.

CONSIDERATION FOR OPERATING COMPANIES MAY EXCEED ASSET VALUE; AMORTIZATION
CHARGES

  The purchase prices of the Company's acquisitions will not be established by independent appraisals, but generally through arms'-length negotiations between the Company's management and representatives of such companies. The consideration paid for each such company will be based primarily on the value of such company as a going concern and not on the value of the acquired assets. Valuations of these companies determined solely by appraisals of the acquired assets are likely to be less than the consideration that is paid for the companies. The future performance of such companies may not be commensurate with the consideration paid.

  The Company expects to incur significant amortization charges resulting from consideration paid in excess of the fair value of the net assets of the companies acquired in business combinations accounted for under the purchase method of accounting ("goodwill"). The Company will be required to amortize the goodwill from acquisitions accounted for under the purchase method over a period of time, with the amount amortized in a particular period constituting an expense that reduces the Company's net income for that period. The amount amortized, however, will not give rise to a deduction for tax purposes. As an example of the degree to which amortization of goodwill relates to the total purchase prices paid for acquisitions, USOP had recorded approximately $659.0 million of goodwill and other intangibles in connection with the $1.7 billion in acquisitions made through April 27, 1997, and incurred $14.2 million in amortization charges for its fiscal year ended April 27, 1997. The Company's amortization charges, however, could be substantially greater than or less than the amount of amortization charges incurred by USOP. A reduction in net income resulting from amortization charges may have a material and adverse impact upon the market price of the Company's Common Stock.

INVESTMENT COMPANY ACT CONSIDERATIONS

  The regulatory scope of the Investment Company Act of 1940 ("Investment Company Act") extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act also may apply to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities that bring it within the Investment Company Act's definition of an investment company. The Company believes that its anticipated principal activities, which will involve acquiring control of operating companies, will not subject the Company to registration and regulation under the Investment Company Act. Nonetheless, since the Company will initially fall within the Investment Company Act's definition of an investment company upon the consummation of the Offering, it will rely on a safe harbor rule that will exempt the Company from the Investment Company Act for a period of one year, provided certain conditions are met. Thereafter, the Company intends to remain exempt from investment company regulation either by not engaging in investment company activities or by qualifying for the exemption from investment company regulation available to any company that has no more than 45% of its total assets invested in, and no more than 45% of its income derived from, investment securities, as defined in the Investment Company Act.

  There can be no assurance that the Company will be able to avoid registration and regulation as an investment company. In the event the Company is unable to avail itself of an exemption or safe harbor from the

Investment Company Act, the Company may become subject to certain restrictions relating to the Company's activities, as noted below, and contracts entered into by the Company at such time that it was an unregistered investment company may be unenforceable. The Investment Company Act imposes substantive requirements on registered investment companies including limitations on capital structure, restrictions on certain investments, prohibitions on transactions with affiliates and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations. Registration as an investment company could have a material adverse effect on the Company.

ADVERSE CHANGES IN GENERAL ECONOMIC CONDITIONS CAN ADVERSELY AFFECT COMPANY'S BUSINESS

  The Company's success is dependent upon the general economic conditions in the geographic areas in which a substantial number of its operating businesses are located. Adverse changes in national economic conditions or in regional economic conditions in which the Company conducts substantial business likely would have an adverse effect on the operating results of one or more of the acquired companies and, accordingly, on the Company's business, financial condition and/or results of operations.

RISKS RELATING TO INTERNATIONAL EXPANSION

  Although it is not currently anticipated, if the Company were to expand into international markets, it may face additional risks relating to such matters as currency exchange rate fluctuations, new and different legal and regulatory requirements, political and economic risks relating to the stability of foreign governments and their trading relationships with the United States, difficulties in staffing and managing foreign operations, differences in financial reporting, differences in the manner in which different cultures do business, operating difficulties and other factors. The many difficulties and risks inherent in international operations could result in a material adverse impact upon the Company's business, financial condition and results of operations.

POTENTIAL REGULATORY REQUIREMENTS

  The Company's acquisition strategy will likely be subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which could adversely affect the pace of the Company's acquisitions in an industry or its ability to consolidate an industry to the extent the Company believes appropriate, depending upon the industry being consolidated. Among the requirements that may be imposed in order to obtain approval of an acquisition under the HSR Act may be a requirement that the Company divest a portion of its then-existing operations or those of the acquisition candidate, which may render a given acquisition disadvantageous. In addition, acquisitions of businesses in regulated industries would subject the Company to regulatory requirements which could limit the Company's flexibility in growing and operating its businesses.

TAX CONSIDERATIONS

  As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. The Company will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure the business combination so as to achieve the most favorable tax treatment to the Company, the acquisition candidate and their respective stockholders. Nonetheless, the Internal Revenue Service (the "IRS") or appropriate state tax authorities may not ultimately agree with the Company's tax treatment of a consummated business combination. To the extent that the IRS or state tax authorities ultimately prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to the Company, the acquisition candidate and/or their respective stockholders.

POTENTIAL INFLUENCE OF EXISTING STOCKHOLDER

  After the consummation of the Offering and the Concurrent Offerings, Jonathan Ledecky, the Company's founder, Chairman and Chief Executive Officer, will own beneficially approximately 15.8% of the outstanding shares of Common Stock. The Company's executive officers and directors, if acting together, may be able to significantly influence the election of directors and matters requiring the approval of the stockholders of the Company. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering and the Concurrent Common Stock Offering, the Company will have 26,550,000 shares of Common Stock outstanding. The 24,000,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act, may generally be sold only in compliance with Rule 144, as described below.

  All of the remaining 2,550,000 outstanding shares of Common Stock will be owned by Jonathan Ledecky, and will be available for resale, subject to compliance with Rule 144 and subject to a contractual restriction on transfer for 180 days on all of the shares of Common Stock that he owns and a contractual restriction on transfer for one year on 2,300,000 of the shares of Common Stock that he owns.

  Further, upon consummation of the Offering, 1,950,000 shares will be reserved for issuance upon the exercise of a Warrant to be issued to Jonathan Ledecky on the Effective Date at an exercise price equal to the initial public offering price per share, 1,560,000 shares of Common Stock will be reserved for issuance upon the exercise of stock options to be granted on the Effective Date, and an aggregate of 2,129,500 shares will be reserved for issuance pursuant to the Incentive Plan, the Directors' Plan and the Consolidation Capital Corporation 1997 Employee Stock Purchase Plan (an aggregate of 2,453,500 shares reserved for issuance if the Underwriters' over-allotment option is exercised in full). Because the number of shares reserved for issuance upon the exercise of awards made or to be made under the Incentive Plan is 9% of the aggregate number of shares of Common Stock outstanding from time to time, future issuances of Common Stock, whether in acquisitions or otherwise, will result in an increase the number of awards available to be made. The Company intends to file a registration statement on Form S-8 as soon as practicable after the consummation of the Offering with respect to the shares of Common Stock issuable upon exercise of all of such options. Such registration statement, to the extent required under the Securities Act, will register for resale the shares of Common Stock acquired upon exercise of such options. The Company has agreed that, at Jonathan Ledecky's request, it will file a registration statement under the Securities Act for an offering of the shares underlying the Warrant during a ten-year period beginning on the first anniversary of the Effective Date. In addition, the Company has agreed to give Jonathan Ledecky the right to request that the Company include the shares underlying his Warrant on a registration statement filed by the Company during a twelve-year period beginning on the Effective Date.

  Finally, upon completion of the Offering and the Concurrent Non-Voting Stock Offering, 1,130,000 shares of Common Stock will be reserved for issuance upon exercise of the warrants to be issued to the Representative (which will have the right, beginning one year after the date of this Prospectus, to require the Company to register such shares for sale under the Securities Act) and 500,000 shares will be reserved for issuance upon the conversion of shares of Convertible Non-Voting Common Stock (which shares will be eligible for resale beginning one year from the date of this Prospectus). Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. Each of the Company and its existing stockholder, executive officers and directors has generally agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the period ending 180 days after the date of this Prospectus without the prior written consent of the Representative. See "Shares Eligible for Future Sale" and "Underwriting and Plan of Distribution."

NO PRIOR MARKET FOR THE COMMON STOCK; STABILIZATION; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Company's Common Stock. An active public market for the Common Stock may not develop or be sustained after the Offering. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the Representative of the Underwriters based on the factors described under "Underwriting and Plan of Distribution." The price at which the Common Stock will trade in the public market after the Offering may be less than the initial public offering price.

  Certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids. For a description of these activities, see "Underwriting and Plan of Distribution." Any of these activities may stabilize or maintain the market price of the Common Stock above the price which would prevail in the absence of such activities. Neither the Company nor the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

  The market price of the Company's Common Stock after the Offering could also be adversely affected by confusion or uncertainty as to the pace of the Company's consolidations, the various industries being consolidated and the status of the integration of businesses within the industries. In addition, the market price of the Common Stock could be subject to significant fluctuations in response to activities of the Company's competitors, variations in quarterly operating results, changes in market conditions and other events or factors. Moreover, the stock market in the past has experienced significant price and value fluctuations, which have not necessarily been related to corporate operating performance. The volatility of the market could adversely affect the market price of the Common Stock and the ability of the Company to raise equity in the public markets.

NO DIVIDENDS

  The Company has not paid any dividends on its Common Stock to date. The payment of any dividends will be within the discretion of the Company's Board of Directors. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future. See "Dividend Policy."

DILUTION TO NEW INVESTORS

  Purchasers of Common Stock in the Offering and purchasers of Common Stock and Convertible Non-Voting Common Stock in the Concurrent Offerings will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares in the amount of $2.98 per share. See "Dilution." If the Company issues additional Common Stock in the future, including shares which may be issued pursuant to earn-out arrangements, option grants, the Ledecky Warrant, the Representative's Warrants and future acquisitions, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock. Since the holders of Common Stock do not have any pre-emptive right to purchase shares of Common Stock issued by the Company in the future, their voting power will be diluted by future issuances of shares of Common Stock by the Company.

CERTAIN ANTITAKEOVER PROVISIONS

  The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. See "Description of Capital Stock--Certain Provisions of Delaware Law and the Company's Restated Certificate of Incorporation."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock in the Offering, after deducting estimated underwriting discounts and other offering expenses, all of which are payable by the Company, are estimated to be approximately $445.4 million (approximately $512.4 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $20.00 per share. In addition, the Company anticipates that, contemporaneously with the consummation of the Offering, Jonathan Ledecky will purchase 250,000 shares of Common Stock directly from the Company in the Concurrent Common Stock Offering and FBR Asset Investment Corporation, Inc. will purchase 500,000 shares of Convertible Non-Voting Common Stock directly from the Company in the Concurrent Non-Voting Stock Offering, in each case at the initial public offering price. No underwriting discounts or commissions will be paid in connection with the Concurrent Offerings. Such purchases, therefore, will result in additional proceeds to the Company of $15.0 million.

  The Company intends to use substantially all of the net proceeds of the Offering and the Concurrent Offerings to engage in consolidation and operating activities, including identifying and evaluating prospective acquisition candidates and structuring, negotiating and consummating the acquisitions. The Company is not currently involved in negotiations and has no current commitments or agreements with respect to any acquisitions. The Company cannot assure that any acquisitions will ever be consummated. A portion of the net proceeds will be used to repay the indebtedness of the Company to Jonathan Ledecky evidenced by demand notes having an interest rate equal to 6.75%. As of September 30, 1997, such indebtedness was approximately $206,000. The Company expects that Jonathan Ledecky will advance additional funds to the extent necessary to pay any additional expenses incurred prior to consummation of the Offering.

  Pending use of the net proceeds as described above, the Company intends to invest the net proceeds in readily marketable, interest-bearing, investment grade securities.

                        DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the shares of Common Stock or the Convertible Non-Voting Common Stock. The initial public offering price of the Common Stock has been determined by negotiation between the Company and the Representative. Among the factors considered in making such determination were the history of, and the prospects for, other consolidators generally, an assessment of management, the Company's prospects for future earnings, the general conditions of the economy and the securities market and the prices of offerings by similar issuers. Nonetheless, the price at which the shares of Common Stock will sell in the public market after the Offering may be lower than the price at which they are sold by the Underwriters. See "Underwriting and Plan of Distribution." The price of the Convertible Non-Voting Common Stock was determined by negotiation between the Company and the purchaser of such shares to be equal to the initial public offering price per share of the Common Stock. The Convertible Non-Voting Common Stock will be non-transferable and will not be publicly traded.

                                DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends on its Common Stock or Convertible Non-Voting Common Stock in the foreseeable future because it intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other considerations that the Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company at September 30, 1997 and (ii) the capitalization of the Company as adjusted to give effect to the sale of 24,000,000 shares of Common Stock in the Offering, the sale of 250,000 shares of Common Stock in the Concurrent Common Stock Offering, and the sale of 500,000 shares of Convertible Non-Voting Common Stock in the Concurrent Non-Voting Common Stock Offering, in each case at an assumed initial public offering price of $20.00 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                              AS OF
                                                        SEPTEMBER 30, 1997
                                                      -------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      ---------   -------------
                                                      (DOLLARS IN THOUSANDS)
Stockholder's equity:
  Common stock, $.001 par value per share,
   250,000,000 shares authorized, 2,300,000 shares
   issued and outstanding and 26,550,000 shares
   issued and outstanding (as adjusted)(1)........... $       2    $         27
  Convertible Non-Voting Common Stock, $.001 par
   value per share, 500,000 shares authorized, no
   shares issued and outstanding and 500,000 shares
   issued and outstanding (as adjusted)..............       --                1
  Additional paid-in capital.........................       124         460,498
  Accumulated deficit................................      (103)           (103)
                                                      ---------    ------------
    Total stockholder's equity.......................        23         460,423
                                                      ---------    ------------
      Total capitalization........................... $      23    $    460,423
                                                      =========    ============

--------

(1) Includes 250,000 shares which Jonathan Ledecky has expressed an interest in purchasing. If the shares of Common Stock underlying options, warrants and the shares of Convertible Non-Voting Common Stock expected to be outstanding at the time of the consummation of the Offering and the Concurrent Offerings are included in the number of shares outstanding, the total number of shares outstanding would be 31,690,000, consisting of (i) the 24,000,000 shares offered hereby, (ii) 2,300,000 shares outstanding immediately prior to this Offering, (iii) the 250,000 shares referred to in the preceding sentence, (iv) 1,950,000 shares reserved for issuance upon the exercise of warrants to be issued to Jonathan Ledecky on the Effective Date at an exercise price equal to the initial public offering price per share, (v) 1,500,000 shares to be reserved for issuance under options expected to be granted to members of the management team on the Effective Date at an exercise price equal to the initial public offering price per share under the Incentive Plan, (vi) 60,000 shares to be reserved for issuance under options expected to be granted on the Effective Date at an exercise price equal to the initial public offering price per share under the Directors' Plan, (vii) 500,000 shares to be issued upon the conversion of the Convertible Non-Voting Common Stock, and
    (viii) 1,130,000 shares of Common Stock reserved for issuance upon the exercise of warrants to be issued to the Representative. The total number of shares of Common Stock reserved for issuance under the Incentive Plan, the Directors' Plan and the Consolidation Capital Corporation 1997 Employee Stock Purchase Plan is (i) 9% of the number of shares of Common Stock outstanding from time to time (or 2,389,500 shares at the time of the consummation of the Offering), (ii) 300,000 shares and (iii) 1,000,000 shares, respectively. (If the Underwriters' over-allotment option is exercised in full for 3,600,000 shares of Common Stock, the total number of shares of Common Stock outstanding or reserved for issuance under options, warrants and the shares of Convertible Non-Voting Common Stock expected to be outstanding at the time of the consummation of the Offering and the Concurrent Offerings would be 35,290,000.) See "Risk Factors-- Benefits to Insiders," "Management--1997 Long-Term Incentive Plan," "-- 1997 Non-Employee Directors' Stock Plan," "--1997 Employee Stock Purchase Plan," "Description of Capital Stock--Convertible Non-Voting Common Stock" and "Underwriting and Plan of Distribution."

                                   DILUTION

  The Company had a net tangible book value deficit at September 30, 1997, of $292,000, or a deficit of $.13 per share of Common Stock. Net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (tangible assets less total liabilities) by the number of shares of Common Stock outstanding. Adjusting for the sale by the Company of the 24,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," and after giving effect to the sale of 250,000 shares of Common Stock and 500,000 shares of Convertible Non-Voting Common Stock in the Concurrent Offerings, in each case at an assumed initial public offering price of $20.00 per share, the pro forma net tangible book value of the Company, as adjusted, at September 30, 1997 would have been $460,423,000, or $17.02 per share. This amount represents an immediate dilution to new investors of $2.98 per share and an immediate increase in pro forma as adjusted net tangible book value per share to existing stockholders of $17.15 per share. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share.................         $20.00
  Net tangible book value per share at September 30, 1997....... $(0.13)
  Increase in net tangible book value per share resulting from the Offering and the Concurrent Offerings....................  17.15
                                                                 ------
Pro forma net tangible book value per share after the Offering
 and the Concurrent Offerings...................................          17.02
                                                                         ------
Pro forma dilution to new investors.............................         $ 2.98
                                                                         ======

  If the Underwriters' over-allotment option is exercised in full, the increase in pro forma net tangible book value per share resulting from the Offering and the Concurrent Offerings, pro forma net tangible book value per share after the Offering and the Concurrent Offerings, and pro forma dilution to new investors would be $17.34, $17.21 and $2.79, respectively.

  The following table sets forth at September 30, 1997, after giving effect to the sale of the Common Stock in the Offering and the sale of 250,000 shares of Common Stock and 500,000 shares of Convertible Non-Voting Common Stock in the Concurrent Offerings in each case at an assumed initial public offering price of $20.00 per share: (i) the number of shares of Common Stock purchased by the existing stockholder from the Company, the total consideration and the average price per share paid to the Company for such shares; (ii) the number of shares of Common Stock purchased by new investors in the Offering from the Company and the total consideration and the price per share paid by them for such shares; and (iii) the percentage of shares purchased from the Company by the existing stockholder and the new investors and the percentages of consideration paid to the Company for such shares by the existing stockholder and new investors.

                          SHARES PURCHASED(1)    TOTAL CONSIDERATION   AVERAGE
                          -------------------------------------------   PRICE
                            NUMBER     PERCENT      AMOUNT    PERCENT PER SHARE
                          ------------ ---------------------- ------- ---------
Existing Stockholder.....    2,300,000      8.5% $    126,000    0.0%  $ 0.05
Existing Stockholder
 purchasing in the
 Concurrent Common Stock
 Offering................      250,000      0.9%    5,000,000    1.0%  $20.00
New investors (2)........   24,500,000     90.6%  490,000,000   99.0%  $20.00
                          ------------  -------  ------------  -----
  Total..................   27,050,000    100.0% $495,126,000  100.0%
                          ============  =======  ============  =====

--------

(1) Does not include: (i) shares of Common Stock equal to 9% of the shares of Common Stock outstanding from time to time that are reserved for issuance under the Incentive Plan (2,389,500 shares on the Effective Date, or 2,713,500 shares if the Underwriters' over-allotment option is exercised in full), of which options to purchase 1,500,000 shares of Common Stock are expected to be granted upon consummation of the Offering at an exercise price equal to the initial public offering price per share; (ii) 300,000 shares of Common Stock reserved for issuance under the Directors' Plan, of which options to purchase 60,000 shares of Common Stock are expected to be granted upon consummation of the Offering at an exercise price equal to the initial public offering price per share; and (iii) 1,000,000 shares of Common Stock reserved for issuance under the Consolidated Capital Corporation 1997 Employee Stock Purchase Plan. See "Management--1997 Long-Term Incentive Plan," "--1997 Non-Employee Directors' Stock Plan" and "--1997 Employee Stock Purchase Plan."

(2) Includes proceeds to be received by the Company from the sale of 500,000 shares of Convertible Non-Voting Common Stock in the Concurrent Non-Voting Common Stock Offering.

                            SELECTED FINANCIAL DATA

                                                  AS OF
                                            SEPTEMBER 30, 1997
                                          ----------------------
                                          (DOLLARS IN THOUSANDS)
         Assets..........................          $339
         Liabilities.....................           316
         Stockholder's equity............            23

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the historical balance sheet of the Company and related notes thereto appearing elsewhere in this Prospectus.

OVERVIEW AND RESULTS OF OPERATIONS

  The Company was founded in February 1997 to consolidate business and consumer products and services companies in one or more fragmented industries. The Company has generated no revenues since inception. The Company has incurred expenses of $103,000 in connection with the analysis of industry consolidation opportunities. The net proceeds from the proposed sales of the 24,000,000 shares of Common Stock offered hereby, and from the sale of 250,000 shares of Common Stock and the 500,000 shares of Convertible Non-Voting Common Stock in the Concurrent Offerings, which are estimated to be approximately $460.4 million, will be utilized by the Company in its acquisition program and, to a much lesser extent, to fund operations of the Company. While the Company expects to embark on an active acquisition program, until such time as acquisitions are consummated, the Company's income will represent interest on the investment of the net proceeds of the Offering offset by salaries and other operating costs of the Company.

LIQUIDITY AND CAPITAL RESOURCES

  Following the consummation of the Offering and the Concurrent Offerings, the Company will have cash and cash equivalents of approximately $460.4 million ($527.4 million if the Underwriters' over-allotment option is exercised in full). In addition, the Company has initiated negotiations to obtain a credit facility which may be used for future acquisitions or other capital requirements. BT Alex. Brown Incorporated has provided the Company with a letter, dated October 29, 1997, in which BT confirms that, upon the Company's request, BT commits to use its best efforts to arrange and syndicate a $100 million senior secured revolving bank credit facility which may, under certain conditions to be mutually agreed upon, be increased up to a $500 million facility. The terms and conditions of any BT debt facility, including the fee arrangements, are subject to mutual agreement. Use of any such facility would likely be subject to conditions customary to facilities of this type, including restrictions on other indebtedness, mergers, acquisitions, dispositions and similar transactions. The Company may not succeed in obtaining a facility of any size or in negotiating terms satisfactory to the Company. Except for these preliminary negotiations, the Company currently has no plan or intention to obtain additional capital through debt or equity financing in the next 12 months. If and when the Company requires additional financing for its acquisition program or for other capital requirements, the Company may be unable to obtain any such financing on terms that the Company deems acceptable. The Company also expects to utilize its Common Stock as a source of capital to provide a portion of the consideration paid to acquire certain companies. The Company believes that the net proceeds from the Offering, combined with the available authorized but unissued and unreserved shares of Common Stock that may be issued in acquisitions, will be sufficient to fund its operations and acquisition program through the end of 1998.

                                   BUSINESS

THE COMPANY

  Consolidation Capital Corporation was founded in February 1997 by Jonathan
J. Ledecky to build consolidated enterprises with national market reach through the acquisition and integration of multiple businesses in one or more fragmented industries. Jonathan Ledecky is the Chairman and founder and, until November 5, 1997, was the Chief Executive Officer, of USOP. While managing USOP, Jonathan Ledecky developed a strategy of "corporate democracy," which he believes facilitated USOP's rapid consolidation of more than 190 companies within seven different industry groups in the office products and services industry. The corporate democracy approach includes (i) a general policy of empowering local management and (ii) drawing upon the contacts and expertise of local management by encouraging them to identify acquisition candidates and to participate in the process of integrating newly acquired companies into a consolidated enterprise. The Company intends to employ a corporate democracy approach as one of its principal operating strategies.

  From 1994 until November 1997, Jonathan Ledecky served as Chief Executive Officer of USOP and, in that capacity, was responsible for in excess of $1.7 billion in acquisitions of domestic and international businesses. The Company will seek to leverage the experience and expertise of Jonathan Ledecky, its founder, Chairman and Chief Executive Officer, and the Company's management team to become a leading consolidator of distribution companies and service providers in one or more fragmented industries. The Company will have broad discretion in identifying and selecting both the industries which it expects to consolidate and possible acquisition candidates within those industries. The Company has not identified a specific industry on which it initially intends to focus and has no present plans, proposals, arrangements or understandings with respect to the acquisition of any specific business. The Company believes that, through the prior experience of Jonathan Ledecky and the Company's management team, it has an extensive referral network of investment and commercial bankers, business leaders, attorneys, accountants and business and financial brokers, which will further its ability to identify, attract and acquire desirable acquisition candidates.

  The Company believes that it will possess substantial competitive advantages. The Company expects to benefit from its ability to deploy rapidly its significant financial resources and to use its publicly traded stock as currency in selected acquisitions. Because the Company will initially have significant cash and cash equivalents, the Company's ability to acquire attractive companies is not likely to be constrained initially by the need to access the capital markets. Furthermore, the Company believes that its corporate democracy principles will help it attract and acquire companies and will differentiate it from traditional consolidators. The Company believes that its corporate democracy approach generates significant competitive advantages because this approach allows managers of the acquired companies to benefit from the economies of a large organization while simultaneously retaining local operational control, enabling them to provide flexible and responsive service to customers. Such an approach could, however, limit possible consolidation efficiencies and integration efforts. In addition, although the Company's management team has experience in acquiring and consolidating businesses, it is unlikely to have experience managing companies in the industries that the Company selects for consolidation. The Company, therefore, expects to rely in part upon management of acquired companies or other individuals experienced in the industries in which the Company pursues consolidation.

INDUSTRY BACKGROUND

  During recent years, a number of companies have consolidated businesses within various industries. The Company believes numerous factors exist which create a favorable environment for industry consolidations. As businesses have become nationwide in scope, the need and demand for a nationwide vendor supplying uniformly high-quality products and services have increased. Similarly, as brand consciousness among end users has increased in certain industries, national brands have realized significant advantages in the marketplace, such as the ability to differentiate their products and services, allowing premium pricing and enhanced customer loyalty. In addition, larger consolidators continue to achieve competitive advantages by creating operating synergies through, among other things, the elimination of redundant corporate functions and the use of information technology to decrease cost and increase revenue. Furthermore, manufacturers have developed an increased interest in dealing with large distributors, which has enabled manufacturers to generate efficiency gains due to streamlined production, distribution and marketing operations. As the consolidation model has been successfully implemented by consolidators, their access to the capital markets, particularly the public equity markets, has increased.

  USOP is an example of a company formed to consolidate businesses. USOP was formed in October 1994 by the Company's founder, Chairman and Chief Executive Officer, Jonathan Ledecky. Under Jonathan Ledecky's leadership, USOP acquired over 190 domestic and international businesses in seven different industry groups, including office supplies, office furniture, coffee and beverage services, computer and telecommunications networks and services, print management, corporate travel services and educational supplies.

STRATEGY

  The Company's goal is to become the leading consolidator of distribution companies and service providers in one or more fragmented industries. The Company intends to acquire established local or regional businesses and combine and integrate them into an effective national organization. The Company believes that its strong financial position after the Offering, the operating and acquisition expertise of its management team and its ability to address the needs of local management will allow it to achieve its goal of being the "consolidator of choice" of acquisition candidates.

  In order to achieve its goal, the Company will focus on: (1) identifying acquisition candidates which meet the Company's consolidation criteria; (2) attracting and acquiring companies through implementation of the Company's corporate democracy approach, which the Company believes will differentiate it from other consolidators; and (3) achieving operating efficiencies and synergies by combining administrative functions, eliminating redundant facilities, implementing system and technology improvements and purchasing products and services in large volumes.

  Identify and Pursue Strategic Consolidation Opportunities. The Company intends to capitalize upon consolidation opportunities in distribution and service industries by acquiring companies with established sales presences and/or local brand names. The Company believes that the industries in which it will pursue consolidation opportunities are fragmented and often characterized by privately-held or family-owned businesses, whose owner/operators desire liquidity and may be unable to gain the scale necessary to access the capital markets effectively or to expand beyond a local or regional base. The Company believes that, based on the experience of Jonathan Ledecky and the Company's management team, it will be well positioned to identify suitable industries for consolidation and to identify acquisition candidates within those industries to create consolidated enterprises.

  In general, the Company plans to acquire larger, established high quality companies, or "hubs," in high density, metropolitan areas, and additional smaller companies, or "spokes," in secondary markets surrounding the hubs. Where possible, the operations of the spokes will be integrated into the operations of existing hubs, thereby enabling the Company to achieve the economies of scale necessary to decrease operating cost and increase operating margin. The Company believes that another competitive advantage will be the Company's ability to deploy rapidly its significant financial resources and/or to use its publicly traded stock as consideration in selected acquisitions.

  The Company intends to pursue growing industries that are fragmented with no clear market leader and that will benefit from economies of scale. Within such industries, the Company intends to focus on the acquisition of distribution companies and service providers having some or all of the following characteristics: (i) stable cash flows and recurring revenue streams from long-term customer relationships; (ii) low product obsolescence and non-reliance on innovation or technology to drive recurring revenue streams; (iii) long-term growth prospects for products and services offered; (iv) a strong "franchise" or presence in the communities served by the acquisition candidate; (v) an experienced management team comprised of recognized industry leaders; (vi) an ability to retain, promote and motivate management teams;
(vii) favorable demographic trends within the local regions serviced; and
(viii) an underpenetrated market for products or services provided by the acquisition candidate. The Company believes that even if consolidation in an industry has begun, there may still exist opportunities to create niche businesses with national reach. The Company has not yet identified any specific acquisition candidates and has no present plans, proposals, arrangements or understandings with respect to the acquisition of specific businesses.

  Some of the industries that meet the industry criteria set forth above and that may be considered by the Company include the following: aviation services (fixed base operators, aircraft maintenance, charter/fleet services, equipment and parts services); accounting practices; architectural services; auto glass dealerships; auto towing; community newspapers; consumer product distribution; educational services (vocational schools); fire protection supplies and service; food services; health care services; home improvement services; information technology staffing; insurance brokerage; lighting products; mail order and client marketing; moving services; optical services; rental equipment distributors; safety equipment distributors; temporary services; trade show and exhibition management services; veterinary services; and water treatment equipment services and supplies. The Company has determined, however, not to seek to acquire businesses in any of the industries in which USOP currently operates (or any acquisition candidate for which USOP performed an acquisition analysis for the purpose of acquiring such entity) or in the floral products and distribution industry without the written approval of USOP or USA Floral, as the case may be.

  Differentiate Through Corporate Democracy. The Company believes that its implementation of corporate democracy, which Jonathan Ledecky has employed successfully at USOP, will give the Company a competitive advantage over rival consolidators in attracting, buying and integrating acquired companies. The Company's business model entails both a decentralized management philosophy and a centralized operating approach. Each of the acquired companies will continue to manage all functions that "touch the customer," including sales, marketing, customer service, credit and collections. The Company will manage functions such as purchasing, accounting, inventory management, human resources and finance centrally where it can leverage its size and scale. Principles of corporate democracy that will be used by the Company include:

  . Control by Owner/Operator. The corporate democracy approach to consolidation is designed to allow the owners and operators who have built an acquired company to retain operational control of the business while the Company centralizes certain administrative functions to provide benefits from operating efficiencies and synergies resulting from the consolidation of the acquired company into a larger enterprise. This is in contrast to the traditional consolidation approach used by other consolidators in which the owner/operators and their employees are often relieved of management responsibility as a result of a complete centralization of management in the consolidated enterprise.

  . ""Think National, Act Local" Management. The Company plans to provide strategic oversight and guidance with respect to acquisitions, financing, marketing and operations. At the same time, managers of acquired companies will be responsible for the day-to-day operations of each of the acquired companies. As part of its "Think National, Act Local" management strategy, the Company intends to foster a culture of cooperation and teamwork that emphasizes dissemination of "best practices" among its local or acquired management teams. The Company believes that this decentralized management philosophy results in better customer service by allowing local management the flexibility to implement policies and make decisions based upon the needs and desires of local customers and the context of local market conditions. The decentralized sales and customer contact also facilitates the retention of historical customers of the acquired companies.

  . Local Business Identity, Management and Sales Organization. The corporate democracy approach to consolidation permits the Company to capitalize on the strength of the owner/operator's connection to his locality, region or community by maintaining the original name of the acquired company in the given geographic location. This contrasts with other consolidation approaches which often eliminate the local name of the acquired company and replace it with a single or "national" business name. The Company believes that many customers purchase products and services based upon long-term commercial relationships. The Company believes that corporate democracy best preserves the business-customer relationships by, in most circumstances, retaining the management, sales organizations, and brand name identity of acquired companies and minimizing operational changes that adversely affect the customer.

  . Use of Stock as Currency and Incentive Compensation. The Company intends to structure many of its acquisitions using the Company's stock as currency. This use of stock as acquisition currency, coupled with the retention of experienced owner/operators and established sales organizations, creates a high percentage of employee ownership and strong incentives for good performance. The Company believes that this stock ownership plan, in conjunction with the implementation of incentive compensation programs geared to specific performance goals, will help to align the objectives of the acquired companies' managers and employees with those of the Company's stockholders.

  Achieve Operating Efficiencies. The Company believes that it will be able to achieve certain operating efficiencies and synergies among its acquired companies. Such operating efficiencies include:

  . Combining Administrative Functions. The Company will seek to institute a Company-wide management information system and to combine at the corporate level certain administrative functions, such as financial reporting and finance, insurance, employee benefits and legal support.

  . Using Hub and Spoke System to Eliminate Redundant Facilities and Service. The hub and spoke strategy involves the acquisition of a larger, established, high-quality company in a targeted geographic area into which the facilities and operations of local, smaller acquired companies, or "spokes", are folded, allowing the elimination of redundant facilities and reducing overhead. Although the success of the hub and spoke strategy may vary depending on the industry being consolidated, the Company believes that there exists a real opportunity to use this strategy to reduce the number of facilities and the corporate overhead of acquired companies. This hub and spoke strategy also enables the integration of certain operational activities, such as inventory management, purchasing, shipping, accounting and human resources, among acquired companies located in a geographic area, thereby permitting the elimination of duplicative facilities and costs.

  . Implementing System and Technology Improvements. The Company believes it will be able to increase the operating margin of combined acquired companies by using operating and technology systems to improve and enhance the operations of the combined acquired companies, which may include computerized inventory management and order processing systems, computerized quotation and job costing systems and computerized logistics and distribution systems. The Company believes that many of the acquired companies have not made material investments in such operating and technology systems because, as independent entities, they lack the necessary scale to justify the investment. The Company believes that the implementation of such systems may significantly increase the speed and accuracy of order processing and fulfillment at acquired companies, while increasing inventory turns and providing measurement and analysis tools that facilitate efficient operation.

  . Using Volume Purchasing. The Company believes that, with respect to certain of the distribution industries that may be consolidated by the Company, it may achieve operating efficiencies through volume purchasing and may benefit from favorable prices and rebates accruing as the result of high volume purchases. The Company may also negotiate improved arrangements with wholesalers and manufacturers to reduce inventory levels of certain acquired companies, thereby allowing more efficient operations by decreasing inventory holding costs and increasing operating margins. The Company may also seek to leverage the size and scale of certain consolidated enterprises to negotiate attractive volume purchasing or leasing programs for goods and services such as delivery vehicles, long distance voice and data services, overnight delivery services, real estate services, banking and financial services, and insurance.

  . Implementing Strategic Marketing and Cross-Functional Selling. The Company believes that, with respect to certain industries that may be consolidated by the Company, it may achieve certain efficiencies through strategic marketing plans to be shared by acquired companies as well as cross-functional selling to customers of each of the acquired companies. These synergies of strategic marketing and cross-functional selling may allow additional services to be provided or goods to be sold to existing customers of the acquired companies, resulting in additional revenues for the Company. These synergies may also provide a broader geographic sales and service reach for each of the acquired companies, increasing the customer base of the acquired companies.

SIGNIFICANT FINANCIAL RESOURCES

  The Company believes that, following the Offering and the Concurrent Offerings, its strong financial position and substantial liquidity, when combined with the consolidation experience of its management team, will create significant competitive advantages for the Company that will enable it to achieve its goal of being the "consolidator of choice" of acquisition candidates. The Company expects to benefit from its ability to deploy rapidly its significant financial resources and to use its publicly traded stock as currency in selected acquisitions. Furthermore, because the Company will initially have significant cash reserves, the Company's ability to acquire attractive companies is not likely to be constrained by the need to access the capital markets.

CONFLICTS OF INTEREST

  Jonathan Ledecky serves as both the Chairman and Chief Executive Officer of the Company and the Chairman and an executive officer of USOP. As a director and an executive officer of both the Company and USOP, Jonathan Ledecky owes a duty of loyalty and a duty of care under Delaware law to both companies. These duties obligate him to present certain business opportunities to the company to which he owes the duties before pursuing such opportunities himself. There is no agreement among Jonathan Ledecky, the Company and/or USOP delineating Jonathan Ledecky's duties to each company or resolving potential conflicts between his conflicting duties and obligations. In the absence of such an agreement, the Company may choose to avoid consolidation opportunities and/or industries that pose risks of conflict.

  In addition, Jonathan Ledecky has entered into the USOP Employment Agreement and intends to enter into, upon the Effective Date, the CCC Employment Agreement. Under the USOP Employment Agreement, Jonathan Ledecky is obligated to assist in, among other things, identifying and pursuing new business and investment opportunities and acquisitions for USOP, developing and providing strategic plans and growth analyses for USOP, providing structuring, capitalization, restructuring, recapitalization and reorganization advice to USOP and assisting in implementing such advice, and interfacing with the investment and financial community on an as-needed basis. While Jonathan Ledecky is not to be responsible for the day-to-day oversight of USOP, his positions as an executive officer and Chairman of the Board of USOP may nonetheless result in competition between USOP matters and Company matters for his time and professional attention, and may result in or exacerbate conflicts as to his obligations to present business opportunities to one company or another, or to pursue such opportunities for one company or another. The USOP Employment Agreement also contains restrictions on Jonathan Ledecky's ability to recruit or employ current and certain former employees of USOP, as well as persons who provide or within the prior year provided substantial services to USOP or its subsidiaries as part of an entity that is or was a vendor or other outside service provider to USOP or its subsidiaries (excluding only Timothy Clayton and F. Traynor Beck). This restriction could present a possible conflict between Jonathan Ledecky's actions and recommendations to retain employees, vendors and outside service providers for USOP and his efforts to employ suitable individuals with the Company. In addition, the USOP Employment Agreement recites that in the course of Jonathan Ledecky's employment with USOP he has become familiar with and aware of certain information regarding USOP's operations that the agreement describes as a trade secret of USOP. Were Jonathan Ledecky to be held wrongfully to have disclosed any trade secret information to the Company or others in violation of his obligations, he could face liability for such disclosure, and the Company could face liability for inducing or aiding in any such alleged violation. Finally, under the USOP Employment Agreement, Jonathan Ledecky is not prohibited from serving as an officer, director or employee of or consultant to the Company, provided that such actions do not otherwise breach his obligations under the USOP Employment Agreement.

  Since Jonathan Ledecky owes duties of loyalty and care and has contractual obligations to both the Company and USOP simultaneously, he may be unable in certain circumstances to fulfill his duties and obligations to one company without allegedly breaching them to the other. Any alleged breach could result in litigation by or on behalf of the offended company under any of a number of possible legal theories, including seeking damages from Jonathan Ledecky for the purported breach or from the other such company for tortiously interfering with the offended company's contractual relationship with Jonathan Ledecky or for inducing him to breach his duties to the offended company. The conduct or response to any such litigation could consume significant management attention and resources, and the defense, settlement or final adjudication of any such litigation could have a material adverse effect on the Company's business, financial condition and/or results of operations.

  In addition, Jonathan Ledecky is the Non-Executive Chairman of the Board of USA Floral, the Non-Executive Chairman of the Board of US Leasing, and a prospective minority investor in Unison Partners. Each of USA Floral, US Leasing and Unison Partners is, or is seeking to become, a consolidator of businesses in one or more industries. Jonathan Ledecky may thus have conflicts of interest in determining to which of these entities, if any, a particular relevant business opportunity should be presented.

COMPETITION

  The Company may encounter intense competition from other consolidators having a business objective similar to that of the Company. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, personnel and other resources than the Company expects to have and there can be no assurance that the Company will have the ability to compete successfully. Competition with other consolidators to buy a limited number or an identifiable set of businesses could lead to higher prices being paid for acquired companies. In addition, to the extent that the Company determines to consolidate an industry that is already in the early stages of consolidation, the Company may compete with consolidators that already are operating within the industry being consolidated. Such competitors may have competitive advantages in identifying and attracting acquisition candidates as a result of their knowledge of the industry and contacts within the industry. This inherent competitive disadvantage to the Company may make certain consolidation opportunities more difficult to accomplish and may compel the Company to select certain less attractive consolidation prospects.

  In addition, the industries in which the Company may operate in the future may be highly competitive. There can be no assurances that the Company's efforts to differentiate itself will prove to be successful or that the Company ultimately will be able to compete effectively in the markets in which it operates in the future.

FACILITIES AND EMPLOYEES

  The Company's corporate offices are located in leased space at 1747 Pennsylvania Avenue, N.W., Suite 900, Washington, D.C. 20006. The telephone number of its principal executive offices is 202/955-5490. To accommodate its planned growth, the Company intends to seek a larger headquarters facility in the Washington area, which it intends to lease. As of September 30, 1997, the Company employed one person. Upon the consummation of the Offering it is expected that the Company will employ four executive officers and a limited number of other personnel.

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning each of the executive officers and directors of the Company following the consummation of this Offering:

      NAME                 AGE POSITION WITH THE COMPANY
      ----                 --- -------------------------
      Jonathan J. Ledecky   39 Chairman and Chief Executive Officer
      Timothy C. Clayton    43 Designee to become Executive Vice
                                President, Chief Financial Officer and
                                Treasurer
      F. Traynor Beck       42 Designee to become Executive Vice
                                President, General Counsel and Secretary
      David Ledecky         36 Senior Vice President, Secretary, Treasurer
                                and Director Nominee (Designee to become
                                Executive Vice President and Chief
                                Administrative Officer)
      Vincent W. Eades      38 Director Nominee
      W. Russell Ramsey     37 Director Nominee
      M. Jude Reyes         42 Director Nominee

  Jonathan J. Ledecky founded the Company in February 1997 and serves as its Chairman and Chief Executive Officer. Jonathan Ledecky founded U.S. Office Products Company, a company engaged in providing office and educational products and business services, in October 1994 and has served as its Chairman of the Board and, until November 5, 1997, its Chief Executive Officer. Since its inception, USOP has acquired over 190 companies. Jonathan Ledecky has also served as the Non-Executive Chairman of the Board of USA Floral since April 1997 and as the Non-Executive Chairman of the Board of US Leasing since October 1997. Prior to founding USOP, Jonathan Ledecky served from 1989 to 1991 as the President of The Legacy Fund, Inc., and from 1991 to September 1994 as President and Chief Executive Officer of Legacy Dealer Capital Fund, Inc., a wholly owned subsidiary of Steelcase Inc. ("Steelcase"), the nation's largest manufacturer of office furniture products. While at Legacy Dealer Capital Fund, Inc., Jonathan Ledecky was responsible for providing corporate advisory services for Steelcase's network of office products distributors. In addition, Jonathan Ledecky has served as a director of, or corporate adviser and consultant to, several office products companies. Prior to his tenure at The Legacy Fund, Inc., Jonathan Ledecky was a partner at Adler and Company and a Senior Vice President at publicly-traded Allied Capital Corporation, an investment management company. Jonathan Ledecky serves as a director of publicly-traded MLC Holdings, Inc. Jonathan Ledecky is a graduate of Harvard College and Harvard Business School. Jonathan Ledecky is the brother of David Ledecky.

  Timothy C. Clayton has been designated to become Executive Vice President, Chief Financial Officer and Treasurer of the Company on the Effective Date. Between August 1976 and October 1997, Mr. Clayton was associated with Price Waterhouse LLP, most recently as a Partner since July 1988. In his capacity as Partner, Mr. Clayton focused his practice on, among others, distribution, technology, financial services, business services and manufacturing industries, and was responsible for providing audit and business advisory services to clients active in consolidating a variety of industries. Mr. Clayton is a graduate of Michigan State University.

  F. Traynor Beck has been designated to become Executive Vice President, General Counsel and Secretary of the Company on the Effective Date. Since 1988, Mr. Beck has been associated with Morgan, Lewis and Bockius LLP, most recently as a partner since October 1994. Mr. Beck's practice focuses on mergers, acquisitions and general corporate matters, including consolidation transactions. Mr. Beck is a graduate of the University of Pennsylvania, Oxford University and Stanford Law School.

  David Ledecky has been designated to become Executive Vice President and Chief Administrative Officer on the Effective Date, and has served as Senior Vice President, Secretary and Treasurer of the Company since September 1997. Prior thereto, he operated Ledecky Brothers L.L.C., the Company's predecessor, as its Vice

President and sole employee since its inception in February 1997. In that capacity, he researched and analyzed industry consolidation and acquisition opportunities. From 1992 to 1996, David Ledecky was an attorney at the Washington, D.C. law firm of Comey, Boyd & Luskin. Prior to 1992, he was an attorney with the law firm of Shearman & Sterling, and a Vice President of The Legacy Fund, Inc. in Washington, D.C. He is a former consultant to the computer and telecommunications industries. He is a graduate of Harvard College and Yale Law School. David Ledecky is the brother of Jonathan Ledecky.

  Vincent W. Eades has been named to become a director of the Company on the Effective Date, Mr. Eades has served as the Senior Vice President of Sales and Marketing for Starbucks Coffee Co. Inc. since May 1995. Mr. Eades was employed by Hallmark Cards Inc., most recently as a General Manager from November 1985 through April 1995. Additionally, he serves as a director of USA Floral.

  W. Russell Ramsey has been named to become a director of the Company on the Effective Date. Mr. Ramsey is President, co-founder and a director of Friedman, Billings, Ramsey Group, Inc. ("FBR Group"), a holding company engaged in brokerage, investment banking, corporate finance and asset management activities in the Washington, D.C. area. He has continuously served as President of FBR Group and its predecessors since co-founding FBR Group in 1989. FBR, the Representative in this Offering, is a wholly owned indirect subsidiary of FBR Group. FBR was ranked fourth in terms of lead managed U.S. IPO dollar volume for 1997 year to date as of October 17, 1997, according to CommScan EquiDesk. FBR has 230 full-time employees and operates offices in the Washington, D.C. area, Boston, London, and Irvine. During 1989, Mr. Ramsey served as a Vice President at Johnston, Lemon & Co., Inc., a Washington, D.C. brokerage firm. Mr. Ramsey holds a B.A. from The George Washington University. Mr. Ramsey is a director designee of FBR pursuant to an agreement between the Company and FBR.

  M. Jude Reyes has been named to become a director of the Company on the Effective Date. Mr. Reyes has served as Chairman and President of Premium Distributors of Virginia, L.L.C., a beverage distributor, since 1992. Between 1989 and 1992, Mr. Reyes served as President and Chairman of Harbor Distributing Company in Los Angeles, California. He also is a director and investor in three other beverage distributors and two wholesale food service distributors. Mr. Reyes is a director designee of FBR pursuant to an agreement between the Company and FBR.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company's Board of Directors intends to establish an Audit Committee and a Compensation Committee.

  The responsibilities of the Audit Committee will include recommending to the Board of Directors the independent public accountants to be selected to conduct the annual audit of the books and records of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, reviewing accounting and financial controls of the Company with the independent public accountants and the Company's financial and accounting staff and reviewing and approving transactions between the Company and its directors, officers and affiliates. It is currently anticipated that Messrs. Eades, Ramsey and Reyes will be members of the Audit Committee.

  The Compensation Committee will provide a general review of the Company's compensation plans to ensure that they meet corporate objectives. The responsibilities of the Compensation Committee will also include administering the Incentive Plan and Bonus Plan, including selecting the officers and salaried employees to whom awards will be granted. It is currently anticipated that Messrs. Eades and Reyes, independent directors of the Company, will be members of the Compensation Committee.

DIRECTOR COMPENSATION

  Directors who are not receiving compensation as officers, employees or consultants of the Company will be entitled to receive an annual retainer fee of $25,000. In addition, pursuant to the Company's 1997 Non-Employee Directors' Stock Plan, each non-employee director will receive an automatic initial grant of options to purchase

20,000 shares of Common Stock on the later of the Effective Date or the date of this initial election to the Board of Directors, and an automatic annual grant of options to purchase 5,000 shares. Each such option will have an exercise price equal to the fair market value of a share of Common Stock on the date of grant (in the case of initial grants made on the Effective Date, the exercise price will be equal to the initial public offering price per share). See "--1997 Non-Employee Directors' Stock Plan."

EXECUTIVE COMPENSATION; EMPLOYMENT AGREEMENTS

  The Company has paid David Ledecky an annualized salary of $125,000 since the Company was founded in February 1997.

  The Company intends to enter into an employment agreement with Jonathan Ledecky to be effective upon the Effective Date. The agreement will have a one-year term and will be automatically renewable for one-year terms thereafter unless either party gives notice of non-renewal at least 90 days prior to the end of the term. Pursuant to the terms of the agreement, Jonathan Ledecky will be obligated to devote the substantial majority of his business time, attention and efforts to his duties thereunder, except when necessary to fulfill his fiduciary obligations to USOP and the provisions of his employment agreement with USOP, as well as his fiduciary obligations to USA Floral, US Leasing and Unison Partners, a private company of which he intends to be a minority investor. The agreement provides for an annual salary of $750,000 and a discretionary bonus in an amount up to 100% of the employee's base salary. If the agreement is terminated by the Company other than for Cause (as defined), Jonathan Ledecky will be entitled to receive an amount equal to twice his base salary and one times the bonus he received in the prior year. The agreement will prohibit Jonathan Ledecky from competing with the Company during the term of his employment and for a period of one year thereafter. The agreement also provides for certain specified executive perquisites.

  The Company intends to enter into employment agreements with each of F. Traynor Beck, Timothy Clayton and David Ledecky to be effective upon the Effective Date, the terms of which are substantially identical. Each of the agreements will have a two-year term and is automatically renewable for one-year terms thereafter, unless either party gives notice of non-renewal at least six months prior to the end of the term. Pursuant to the terms of the agreements, each of F. Traynor Beck, Timothy Clayton and David Ledecky will be obligated to devote his full business time, attention and efforts to his duties thereunder. Each of the agreements provides for an annual salary of $300,000, a guaranteed bonus of $200,000 for the first year of the term and a discretionary bonus in an amount of up to 100% of the employee's base salary each year thereafter. Upon the Effective Date, each of these executive officers will be granted options to purchase 500,000 shares of Common Stock at an exercise price equal to the initial public offering price per share, which options will vest ratably on the first, second, third and fourth anniversaries of the date of grant, unless accelerated under certain conditions. If the agreement is terminated by the Company other than for Cause (as defined), the executive officer will be entitled to receive amounts equal to twice his base salary and one times the bonus he received in the prior year. The agreements will prohibit the executive officer from competing with the Company during the term of his employment and for a period of one year thereafter. The agreements also provide for certain specified executive benefits and perquisites, including, in the case of Timothy Clayton, the purchase of an annuity contract to be placed in a deferred compensation plan that will provide him with an annual payout of $100,000 for each year of his life between age 55 and age 75.

1997 LONG-TERM INCENTIVE PLAN

  The Company has adopted, and the sole stockholder has approved, the Consolidation Capital Corporation 1997 Long-Term Incentive Plan (the "Incentive Plan") prior to the Effective Date. The maximum number of shares of Common Stock that may be subject to outstanding awards may not be greater than that number of shares equal to 9% of the number of shares of Common Stock outstanding from time to time. Awards may be settled in cash, shares, other awards or other property, as determined by the Compensation Committee. The number of shares reserved or deliverable under the Incentive Plan and the annual per-participant limit on the number of shares as to or with reference to which awards may be granted are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events. The Incentive Plan may be amended by the Board without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.

  The purpose of the Incentive Plan is to provide executive officers (including directors who also serve as executive officers), key employees, consultants and other service providers with additional incentives by enabling such persons to increase their ownership interests in the Company. Individual awards under the Incentive Plan may take the form of one or more of: (i) either incentive stock options ("ISOs") or non-qualified stock options; (ii) stock appreciation rights ("SARs"); (iii) restricted or deferred stock; (iv) dividend equivalents; (v) bonus shares and awards in lieu of Company obligations to pay cash compensation; and (vi) other awards the value of which is based in whole or in part upon the value of the Common Stock. Upon a change of control of the Company (as defined in the Incentive Plan), certain conditions and restrictions relating to an award with respect to the exercisability or settlement of such award may be accelerated.

  The Compensation Committee will administer the Incentive Plan and generally select the individuals who will receive awards and the terms and conditions of those awards (including exercise prices, vesting and forfeiture conditions, performance conditions and periods during which awards will remain outstanding). The Incentive Plan also provides that no participant may be granted in any calendar year awards relating to more than 1,000,000 shares and limits payments under cash-settled awards in any calendar year to an amount equal to the fair market value of that number of shares.

  Pursuant to the Incentive Plan, non-qualified stock options may, but need not, be granted at an exercise price less than the fair market value of a share of Common Stock on the date of grant. If the Company grants non-qualified stock options at an exercise price less than such grant date fair market value, then the Company will be required to recognize compensation expense in an amount equal to the difference between the exercise price and such fair market value.

  The Company generally will be entitled to a tax deduction equal to the amount of compensation realized by a participant through awards under the Incentive Plan, except that (i) no deduction is permitted in connection with ISOs if the participant holds the shares acquired upon exercise for the required holding periods, and (ii) deductions for some awards could be limited under the $1 million deductibility cap of Section 162(m) of the Internal Revenue Code. This limitation, however, should not apply to awards granted under a plan during a grace period of up to three years following the Offering, and should not apply to certain options, SARs and performance-based awards granted thereafter if the Company complies with certain requirements under Section 162(m).

  Upon the Effective Date, the Company intends to grant certain options under the Incentive Plan, including options to purchase 500,000 shares to each of Timothy Clayton, F. Traynor Beck and David Ledecky, at an exercise price equal to the initial public offering price per share. The options to be granted are expected to vest 25% each on the first four anniversaries of the date of grant and are expected to expire on the tenth anniversary of the date of grant.

1997 NON-EMPLOYEE DIRECTORS' STOCK PLAN

  The Company has adopted, and the sole stockholder has approved, the Consolidation Capital Corporation 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan") prior to the Effective Date, which provides for the automatic grant to each non-employee director of an option ("Initial Grant") to purchase 20,000 shares on the later of effective date of the registration statement of which this Prospectus forms a part or the date that such person commences services as a director. Thereafter, each non-employee director is entitled to receive, on the day after each annual meeting of the Company's stockholders, an option to purchase 5,000 shares of Common Stock. A total of 300,000 shares are reserved for issuance under the Directors' Plan. The number of shares reserved, as well as the number to be subject to automatically granted options, will be adjusted in the event of stock splits, stock dividends and other extraordinary corporate events.

  Options granted under the Directors' Plan will have an exercise price per share equal to the fair market value of a share at the date of grant (in the case of Initial Grants upon the effective date of the registration statement of which this Prospectus forms a part, the initial public offering price per share). Options will expire at the earlier of (i) 10 years from the date of grant and (ii) one year after the date the director ceases to serve as a director of the Company for any reason, provided, however, that with respect to clause (ii), the option will be exercisable during such one-year period only to the extent it was exercisable on the date of such cessation. Options will generally vest and become exercisable in two equal installments. The first installment will become exercisable on the date that is six months from the date the option is granted and the second installment will be exercisable on the date that is one year from the date the option is granted. In the event of a change in control of the Company unless otherwise determined by the Board, prior to normal vesting, all options not already exercisable will become fully vested and exercisable under the Directors' Plan. A non-employee director's death would also cause immediate vesting of his or her non-vested options. In addition, the Directors' Plan permits non-employee directors to elect to receive, in lieu of cash directors' fees, nonforfeitable shares or nonforfeitable credits representing "deferred shares" which will be settled at future dates, as elected by the director. The number of shares or "deferred shares" received will be equal to the number of shares which, at the date the fees would otherwise be payable, will have an aggregate fair market value equal to the amount of such fees. Each "deferred share" will be settled by delivery of a share of Common Stock at such time as may have been elected by the director prior to the deferral.

1997 SECTION 162(M) BONUS PLAN

  The Company has adopted, and the sole stockholder has approved, the Company's Section 162(m) Bonus Plan (the "Bonus Plan"). Section 162(m) of the Internal Revenue Code generally disallows a public company's tax deduction in excess of $1 million for compensation to its chief executive officer and the four other most highly compensated executive officers, subject to several exceptions, including an exception for compensation paid under a stockholder-approved plan that is "performance-based" within the meaning of Section 162(m). The Bonus Plan provides a means for the payment of performance-based bonuses to certain key executive officers of the Company while preserving the Company's tax deduction with respect to the payment thereof. The Company believes that, as a matter of general policy, the Company's incentive compensation plans should be structured to facilitate compliance with Section 162(m), but that the Company should reserve the right to establish separate annual and other incentive compensation arrangements for otherwise covered executive officers that may not comply with Section 162(m) if it determines, in its sole discretion, that to do so would be in the best interests of the Company and its stockholders.

  The Bonus Plan will be administered by the Compensation Committee, which will consist of at least two non-employee directors, each of whom is intended to qualify as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. The Compensation Committee has broad administrative authority to, among other things, designate participants, establish performance goals and performance periods, determine the effect of participant termination of employment and "change of control" transactions (as defined in the Bonus Plan, which is the same definition as that set forth in the Incentive Plan) prior to payment of an award, pay the bonus in stock under the Incentive Plan and generally interpret and administer the Bonus Plan. The Compensation Committee has not, to date, designated any participant's or established any performance goals under the Bonus Plan.

  Participants in the Bonus Plan for any given performance period may include any key employee of the Company (including any subsidiary, operating unit or division) who is also an executive officer of the Company, and who is designated as a participant for such period by the Compensation Committee. The participants in the Bonus Plan for any given period will be designated by the Compensation Committee, in its sole discretion, within the earlier of the of each performance period or the date on which 25% of such performance period has been completed (such period, the "Applicable Period"). This determination may vary from period to period, and will be based primarily on the Compensation Committee's judgment as to which executive officers are likely to be named in the Company's proxy statement as the chief executive officer or one of the other four most highly compensated executive officers of the Company as of the end of such performance period, and which are reasonably expected to have compensation in excess of $1 million.

  Within the Applicable Period, the Compensation Committee will specify the applicable performance criteria and targets to be used under the Bonus Plan for such performance period, which may vary from participant to participant, and will be based on one or more of the following Company, subsidiary, operating unit or division financial performance measures: pre-tax or after-tax net income, operating income, gross revenue, profit margin, stock price, cash flows, or strategic business criteria consisting of one or more objectives based upon meeting specified revenue, market penetration, geographic business expansion goals, cost targets, and goals relating to acquisitions or divestitures. These performance measures or goals may be (i) expressed on an absolute or relative basis, (ii) based on internal targets,
(iii) based on comparison(s) with prior performance, (iv) based on comparison(s) to capital, stockholders' equity, shares outstanding, assets or net assets, and/or (v) based on comparison(s) to the performance of other companies. For example, an income-based performance measure could be expressed in a number of ways, such as net earnings per share, or return on equity, or with reference to meeting or exceeding a specific target, or with reference to growth above a specified level, such as prior year's performance or peer group performance. The Bonus Plan provides that the achievement of such goals must be substantially uncertain at the time they are established, and are subject to the Compensation Committee's right to reduce the amount of any award payable as a result of such performance as discussed below.

  The target bonus opportunity for each participant may be expressed as a dollar-denominated amount or as a percentage share of a bonus pool to be created under the Bonus Plan, provided that, if a pool approach is used, the total bonus opportunities represented by the shares designated for the participants may not exceed 100% of the pool, and the Compensation Committee has the sole discretion to reduce (but not increase) the actual bonus awarded under the Plan. The actual bonus awarded to any given participant at the end of a given performance period will be based on the extent to which the applicable financial performance goals for such performance period are achieved as determined by the Compensation Committee. The maximum bonus payable under the Plan to any one individual in any one calendar year is $3 million. Bonuses earned under the Bonus Plan may be payable in cash, or if permitted under the Incentive Plan, in Common Stock or other equity based awards.

  The Board may at any time amend or terminate the Bonus Plan, provided that
(i) without a participant's written consent, no such amendment or termination will adversely affect the annual bonus rights (if any) of any already designated participant for a given performance period once the participant designations and performance goals for such performance period have been announced, (ii) the Board will be authorized to make any amendments necessary to comply with applicable regulatory requirements (including, without limitation, Section 162(m)), and (iii) the Board will submit any Bonus Plan amendments for the approval of the stockholders of the Company if and to the extent such approval is required under Section 162(m) of the Internal Revenue Code.

1997 EMPLOYEE STOCK PURCHASE PLAN

  The Company has adopted, and the sole stockholder has approved, the Consolidation Capital Corporation 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan will permit eligible employees of the Company and its subsidiaries (generally all employees whose customary employment is for more than 20 hours per week and who were employed on the date on which the offering first commenced or have completed one year of service) to purchase shares of Common Stock at a discount. Employees who elect to participate will have amounts withheld through payroll deductions during purchase periods. At the end of each purchase period, accumulated payroll deductions will be used to purchase stock at a price equal to 85% of the market price at the beginning of the period or the end of the period, whichever is lower. Stock purchased under the Purchase Plan will be subject to a one-year holding period. The Company has reserved 1,000,000 shares of Common Stock for issuance under the Purchase Plan.

  The Purchase Plan will remain in effect until terminated by the Board or until no shares of Common Stock are available for issuance under the Purchase Plan. The Purchase Plan may be amended by the Board without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted.

OTHER PLANS

  The Company intends to adopt a "401(k)" plan shortly after consummation of the Offering. This plan will allow eligible employees of the Company and its subsidiaries to contribute to the plan on a pre-tax basis. The Company will likely make matching contributions related to employee contributions, and may also make year-end discretionary contributions based on the performance of the Company. It is anticipated that discretionary contributions will be invested in shares of Common Stock, and that employees may direct the investment of their own contributions and matching contributions made on their behalf among several investment options, including shares of Common Stock.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  Set forth below is a description of certain transactions and relationships between the Company and certain persons who are or will become officers, directors and principal stockholders of the Company.

  Jonathan Ledecky, the Company's Chairman, Chief Executive Officer and founder, is the brother of David Ledecky, the Company's Senior Vice President, Secretary and Treasurer and a director nominee of the Company. David Ledecky will become Executive Vice President and Chief Administrative Officer upon the Effective Date.

  As of September 30, 1997, Jonathan Ledecky has advanced to the Company $206,000 evidenced by demand notes, having an annual interest rate equal to 6.75%, to pay the expenses incurred in connection with the Offering and Concurrent Offerings and will advance additional funds to the extent necessary to pay any additional expenses incurred prior to consummation of the Offering. The Company will repay Jonathan Ledecky's loans to the Company using the proceeds of the Offering. In addition, Jonathan Ledecky has contributed $126,000 in equity to the Company since its inception.

  W. Russell Ramsey, a director nominee, is President and a principal stockholder of FBR. FBR rendered investment banking services to the Company in connection with the Offering.

  Timothy C. Clayton, who, upon the Effective Date, is to become Executive Vice President, Chief Financial Officer and Treasurer, was, through October, 1997, a Partner at Price Waterhouse LLP, the Company's independent accountants.

  F. Traynor Beck, who, upon the Effective Date, is to become Executive Vice President, General Counsel and Secretary, is currently a partner at Morgan, Lewis & Bockius LLP, the Company's legal counsel in connection with the Offering and the Concurrent Offerings. Mr. Beck will resign from his position with Morgan, Lewis & Bockius LLP upon the Effective Date.

  For information with respect to certain conflicts of interest, see "Business--Conflicts of Interest."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 31, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby and the sale of 250,000 shares of Common Stock in the Concurrent Common Stock Offering and the Ledecky Warrant, by: (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director of the Company and each person nominated to become a director; and (iii) all of the Company's directors, persons named to become directors and executive officers as a group. Each stockholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted.

                                                                 PERCENTAGE OF
                                                               COMMON STOCK OWNED
                                                              --------------------
                          NUMBER OF           NUMBER OF
  NAME AND ADDRESS OF     SHARES OF     SHARES PURCHASED AND  BEFORE THE AFTER THE
    BENEFICIAL OWNER     COMMON STOCK   UNDERLYING WARRANT(1) OFFERINGS  OFFERINGS
  -------------------    ------------   --------------------- ---------- ---------
Jonathan J. Ledecky.....  2,300,000(2)        2,200,000          100%      15.8%
 c/o Consolidation
 Capital Corporation
 1747 Pennsylvania
 Avenue, N.W., Suite 900
 Washington, DC 20006
David Ledecky...........          0                 --             0          0
F. Traynor Beck.........          0                 --             0          0
Timothy C. Clayton......          0                 --             0          0
Vincent W. Eades........          0                 --             0          0
W. Russell Ramsey.......          0                 --             0          0
M. Jude Reyes...........          0                 --             0          0
All directors, persons
 named to become
 directors and executive
 officers and officer
 designees, as a group
 (7 persons)............  2,300,000           2,200,000          100%      15.8%

--------

(1) Constitutes 250,000 shares to be purchased in the Concurrent Common Stock Offering and 1,950,000 underlying the Ledecky Warrant. The Company has agreed that, at Jonathan Ledecky's request, it will file a registration statement under the Securities Act for an offering of the shares underlying the Ledecky Warrant during a ten-year period beginning on the Effective Date. In addition, the Company has agreed to give Jonathan Ledecky the right to request that the Company include the shares underlying the Ledecky Warrant on a registration statement filed by the Company during a twelve-year period beginning on the Effective Date.

(2) The shares of Common Stock owned by Jonathan Ledecky immediately prior to the Offering will be subject to a contractual restriction on transfer for one year following the Offering. See "Underwriting and Plan of Distribution."

  FBR Asset Investment Corporation, Inc. has indicated an interest in purchasing 500,000 shares, or 100% of the authorized shares of the Convertible Non-Voting Common Stock. Mr. Ramsey, President and a director of FBR Group, of which FBR is an indirect wholly-owned subsidiary, could be deemed to own beneficially the Convertible Non-Voting Common Stock. Mr. Ramsey disclaims beneficial ownership of such shares. Mr. Ramsey's address is c/o FBR Group, 1001 North 19th Street, Arlington, VA 22209.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock, par value $.001 per share, and 500,000 of Convertible Non-Voting Common Stock, par value $.001 per share. Upon completion of this Offering and the Concurrent Offerings, the Company will have outstanding 26,550,000 shares of Common Stock (30,150,000 if the Underwriters' over-allotment option is exercised in full) and 500,000 shares of Convertible Non-Voting Common Stock. The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which have been filed as exhibits to the registration statement of which this Prospectus forms a part, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting is not permitted under the Company's Restated Certificate of Incorporation. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock of the Company. The holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable.

CONVERTIBLE NON-VOTING COMMON STOCK

  The holders of Convertible Non-Voting Common Stock have the same rights and privileges as the holders of Common Stock, except that holders of Convertible Non-Voting Common Stock have no voting rights. The Convertible Non-Voting Common Stock is non-transferable and will not be publicly traded. Further, each share of Convertible Non-Voting Common Stock will automatically be converted into one share of Common Stock on the first anniversary of the date of this Prospectus.

CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION

  The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the proposed business combination has owned 15% or more of the corporation's voting stock.

  The Company's Restated Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of loss, (iii) under Section 174 of DGCL or
(iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty of care as a director except in the situation described in clauses (i) through (iv) above. If the DGCL is subsequently amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering and the Concurrent Common Stock Offering, the Company will have 26,550,000 shares of Common Stock outstanding. The 24,000,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144, may generally be sold only in compliance with Rule 144, as described below.

  All of the remaining 2,550,000 outstanding shares of Common Stock are owned by Jonathan Ledecky, and will be available for resale, subject to compliance with Rule 144 and subject to a contractual restriction on transfer for 180 days after the date of this Prospectus on all of the shares of Common Stock that he owns and a contractual restriction on transfer for one year after the date of this Prospectus on 2,300,000 of the shares of Common Stock that he owns.

  Further, upon consummation of the Offering, 1,950,000 shares will be reserved for issuance upon the exercise of a Warrant to be issued to Jonathan Ledecky on the Effective Date at an exercise price equal to the initial public offering price per share, 1,560,000 shares of Common Stock will be reserved for issuance upon the exercise of stock options to be granted on the Effective Date, and an aggregate of 2,129,500 shares will be reserved for issuance pursuant to the Company's Incentive Plan, Directors' Plan and Purchase Plan (an aggregate of 2,453,500 shares reserved for issuance if the Underwriters' over-allotment option is exercised in full). Because the number of shares reserved for issuance upon the exercise of awards made or to be made under the Incentive Plan is 9% of the aggregate number of shares of Common Stock outstanding from time to time, future issuances of Common Stock, whether in acquisitions or otherwise, will result in an increase in the number of awards available to be made. The Company intends to file a registration statement on Form S-8 as soon as practicable after the consummation of the Offering with respect to the shares of Common Stock issuable upon exercise of all such options. Such registration statement, to the extent required under the Securities Act, will register for resale the shares of Common Stock acquired upon exercise of such options. The Company has agreed that, at Jonathan Ledecky's request, it will file a registration statement under the Securities Act for an offering of the shares underlying the Ledecky Warrant during a ten-year period beginning on the Effective Date. In addition, the Company has agreed to give Jonathan Ledecky the right to request that the Company include the shares underlying the Ledecky Warrant on a registration statement filed by the Company during a twelve-year period beginning on the Effective Date.

  Finally, upon completion of the Offering and the Concurrent Non-Voting Common Stock Offering, 1,130,000 shares of Common Stock will be reserved for issuance upon exercise of the warrants to be issued to the Representative (which will have the right beginning one year after the date of this Prospectus, to require the Company to register for sale such shares under the Securities Act) and 500,000 shares will be reserved for issuance upon the conversion of shares of Convertible Non-Voting Common Stock (which shares will be eligible for resale beginning one year from the date of this Prospectus). Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. Each of the Company and its existing stockholder, executive officers and directors has generally agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the period ending 180 days after the date of this Prospectus without the prior written consent of the Representative.

  In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned for at least one year shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company who have acquired the shares in registered transactions, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the outstanding shares of Common Stock (approximately 265,500 shares immediately after completion of the Offering and Concurrent Offerings); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company.

  Prior to this Offering, there has been no market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the completion of the Offering. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through sales of its equity securities.

                     UNDERWRITING AND PLAN OF DISTRIBUTION

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters, for whom Friedman, Billings, Ramsey & Co., Inc., is acting as Representative, has severally agreed to purchase, the number of shares of Common Stock offered hereby set forth below opposite its name:

          UNDERWRITER                                          NUMBER OF SHARES
          -----------                                          ----------------
Friedman, Billings, Ramsey & Co., Inc.........................
                                                                  ----------
  Total.......................................................    24,000,000
                                                                  ==========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to purchase all the shares of Common Stock offered hereby if any are purchased.

  The Underwriters propose initially to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such offering price
less a concession not to exceed $   per share of Common Stock. The
Underwriters may allow and such dealers may reallow a concession not to exceed
$   per share of Common Stock to certain other dealers. After the initial public offering of shares of Common Stock has been completed, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an over-allotment option, which is an option exercisable during a 30-day period after the date hereof to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional 3,600,000 shares of Common Stock for the sole purpose of covering over-allotments, if any. To the extent that the Underwriters exercise the over-allotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

  The Company has agreed, subject to completion of the Offering, to issue to the Representative warrants ("Warrants") to purchase 1,130,000 shares of Common Stock. The exercise price per share of the Warrants will be equal to the initial offering price set forth on the cover page of the Prospectus. The Warrants are exercisable during the four year period commencing one year from the date of this Prospectus (the "Warrant Exercise Term"). During the Warrant Exercise Term, the holders of the Warrants are given the opportunity to profit from a rise in the market price of the Common Stock. To the extent the Warrants are exercised, dilution to the interests of the Company's stockholders will occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holder of the Warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Warrants. Any profit realized by the Representative on the sale of the Warrants and any securities issuable thereunder may be deemed additional underwriting compensation. The Company has agreed that, at the request of the holders of a majority of the Warrants (and on no more than one occasion), the Company will file a registration statement under the Securities Act for an offering of the shares of Common Stock underlying the Warrants during the four-year period beginning on the first anniversary of the date of this Prospectus, and the Company has agreed to use its best efforts to cause such registration statement to be declared effective under the Securities Act at the Company's expense. In addition, the Company has agreed to give advance notice to holders of the Warrants of its intention to file a registration statement during the six-year period beginning on the first anniversary date of this Prospectus, and in each case, holders of the Warrants will have the right to require the Company to include the Warrants in such registration statement at the Company's expense (subject to certain limitations).

  The Company has agreed to indemnify the several Underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price has been determined by negotiation between the Company and the Representative. Among the factors considered in making such determination were the history of, and the prospects for, other consolidators generally, an assessment of management, the Company's prospects for future earnings, the general conditions of the economy and the securities market and the prices of offerings by similar issuers. The price at which the shares of Common Stock will sell in the public market after the Offering may be lower than the price at which they are sold by the Underwriters.

  The Representative has informed the Company that the Underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they exercise discretionary authority.

  Until the distribution of the Common Stock is completed, the Underwriters and certain selling group members may be limited in their ability to bid for or purchase the Common Stock. Pursuant to Regulation M promulgated under the Securities Exchange Act of 1934, as amended, however, the Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representative may reduce that short position by purchasing shares of Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold that Common Stock as part of the Offering.

  In general, purchases of securities for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company and its existing stockholder, executive officers and directors has generally agreed not to directly or indirectly (i) offer, pledge, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell, dispose of, loan or grant any rights with respect to (or announce any offer, pledge, sale, offer of sale, contract of sale, grant of an option to purchase or other sale, disposition of, loan or grant of any rights with respect to) ("Transfer") any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock or (ii) enter into any swap or any other agreement or any transaction that transfer, in whole or part, directly or indirectly, the economic consequence of ownership of the Common Stock ("Swap"), whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise for the period ending 180 days from the date of this Prospectus, subject to certain exceptions. In addition, Jonathan Ledecky may not Transfer or Swap the 2,300,000 shares of Common Stock owned by him prior to the Offering during the period beginning 181 days after the date of this Prospectus and ending one year after the date of this Prospectus.

  Pursuant to the Underwriting Agreement, the Company has agreed that it will nominate and use its best efforts to elect up to two designees of the Representative to serve on the Company's Board of Directors. Initially, such designees are expected to be M. Jude Reyes and W. Russell Ramsey.

  From time to time, each of the Underwriters and their respective affiliates may provide investment banking services to the Company.

  The Company proposes to offer 250,000 shares of Common Stock directly to Jonathan Ledecky at the initial public offering price set forth on the cover page of this Prospectus. In addition, the Company proposes to offer 500,000 shares of Convertible Non-Voting Common Stock to FBR Asset Investment Corporation Inc., an affiliate of the Representative at the initial public offering price set forth on the cover page of this Prospectus. No underwriting discount or commission will be paid in connection with the Concurrent Offerings. Pursuant to the Company's Restated Certificate of Incorporation, FBR Asset Investment Corporation Inc., may not offer, pledge, sell, contract to sell, or otherwise transfer or dispose, directly or indirectly, of any shares of Convertible Non-Voting Common Stock or enter any swap or any other agreement or transactions that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Non-Voting Common Stock, during the period ending one year after the date of this Prospectus. The Convertible Non-Voting Common Stock will not be publicly traded.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock and Convertible Non-Voting Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.
F. Traynor Beck, who, upon the Effective Date, is to become Executive Vice President, General Counsel and Secretary of the Company, is currently a partner at Morgan, Lewis & Bockius LLP, the Company's legal counsel in connection with the Offering and the Concurrent Offerings. Mr. Beck will resign from his position with Morgan, Lewis & Bockius LLP upon the Effective Date.

                                    EXPERTS

  The balance sheet of Consolidation Capital Corporation as of September 30, 1997 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, and the exhibits and schedules thereto, for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance, reference is made to the exhibit for a more complete description of the matter involved, each such statement being qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission maintained at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  The Company intends to furnish to its stockholders annual reports containing audited financial statements and an opinion thereon expressed by its independent auditors, and quarterly reports containing unaudited interim financial information for the first three quarters of each year.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Balance Sheet as of September 30, 1997 ..................................... F-3
Notes to Balance Sheet...................................................... F-4

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholder of Consolidation Capital Corporation

   The reverse stock split described in Note 2 had not been consummated as of September 30, 1997. When it is consummated, we will be in a position to furnish the following report on the financial statement.

  "In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Consolidation Capital Corporation at September 30, 1997, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above."

Price Waterhouse LLP

Minneapolis, Minnesota

November 17, 1997

                       CONSOLIDATION CAPITAL CORPORATION

                                 BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                             SEPTEMBER 30, 1997
                                                             ------------------
                           ASSETS
Cash........................................................       $  16
Deferred stock issuance costs...............................         315
Computer equipment..........................................           8
                                                                   -----
    Total assets............................................        $339
                                                                   =====
            LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Accrued liabilities.......................................       $ 110
  Payable to stockholder....................................         206
                                                                   -----
    Total liabilities.......................................         316
                                                                   -----
Stockholder's equity:
  Common stock, $.001 par, 250,000,000 shares authorized,
   2,300,000 shares issued and outstanding..................           2
  Additional paid-in capital................................         124
  Accumulated deficit.......................................        (103)
                                                                   -----
    Total stockholder's equity..............................          23
                                                                   -----
    Total liabilities and stockholder's equity..............       $ 339
                                                                   =====


    The accompanying notes are an integral part of this financial statement.

                       CONSOLIDATION CAPITAL CORPORATION

                            NOTES TO BALANCE SHEET
                            (DOLLARS IN THOUSANDS)

NOTE 1--BUSINESS AND ORGANIZATION

  Consolidation Capital Corporation, a Delaware corporation (the "Company"), was incorporated in September 1997. Ledecky Brothers L.L.C., ("LLC"), a limited liability corporation, merged with and into the Company in September 1997 (the "Merger"). The sole member of LLC received, in connection with the Merger, 2,300,000 shares of Common Stock of the Company which represents all of its issued and outstanding Common Stock, in exchange for 100% of his ownership interest in the LLC. The Merger was implemented to facilitate a public offering of securities. On September 23, 1997, the Company filed a registration statement on Form S-1 for the purpose of the public offering of Common Stock. Each of LLC and the Company adopted a year-end of December 31.

  LLC, the predecessor company, was created in February 1997 to pursue industry consolidation activities and research. Neither the Company nor LLC had any operations which generated revenue. The only activities included the payment of a salary and miscellaneous operating expenses incurred in connection with the analysis of industry consolidation opportunities. The Company has also incurred and deferred certain stock issuance costs. Accordingly, statements of operations and cash flows and earnings per share information for this period would not provide meaningful information and have been omitted. Because both of the organizations were under control of the one sole owner, the Merger has been accounted for on a historical cost basis.

  LLC was a nontaxable entity and the tax benefits flowed through to the member. Accordingly, no future tax benefits attributable to the accumulated losses of LLC will be available to the Company.

NOTE 2--STOCKHOLDER'S EQUITY

 Common Stock

  The Company intends to effect a one-for-1.918159 reverse stock split just prior to the initial public offering of the Company's Common Stock. Accordingly, all share data reflected in these financial statements have been retroactively restated.

  On September 19, 1997, the sole member of LLC received 2,300,000 shares of Common Stock of the Company in connection with the Merger in exchange for his 100% ownership interest in LLC. The sole member made contributions to LLC from time to time to fund expenses in the aggregate amount of $126. These contributions were included in common stock and additional paid-in capital at September 30, 1997.

 Common Stock Warrants

  Conditioned upon the execution of the underwriting agreement in connection with the public offering of Common Stock, the Company's Board of Directors has authorized the delivery to Friedman, Billings, Ramsey & Co. Inc. ("FBR"), as representative of the underwriters, warrants to purchase 1,130,000 shares of Common Stock at an exercise price per share equal to the initial public offering price per share. These warrants will be exercisable on or after the first anniversary and until the fifth anniversary of the initial public offering.

  Additionally, 1,950,000 shares of the Company's Common Stock have been reserved for issuance upon the exercise of a warrant to be issued to Jonathan Ledecky at the time of the initial public offering. This warrant will be exercisable immediately following issuance for a period of ten years at an exercise price equal to the initial public offering price.

 Convertible Non-Voting Common Stock

  In November 1997, the Company's Board of Directors authorized 500,000 shares of Convertible Non-Voting Common Stock (par value of $.001 per share). Conditioned upon the execution of the underwriting agreement in connection with the public offering of Common Stock, it is anticipated that an affiliate of FBR will purchase all of the authorized shares of Convertible Non-Voting Common Stock from the Company at a price equal to the initial public offering price per share. After one year, the shares of Convertible Non-Voting Common Stock will automatically convert into an equivalent number of shares of Common Stock.

                       CONSOLIDATION CAPITAL CORPORATION

                            (DOLLARS IN THOUSANDS)


 1997 Long-Term Incentive Plan

  The Company's Board of Directors has adopted, and the Company's stockholder has approved, the Company's 1997 Long-Term Incentive Plan (the "Incentive Plan"). The terms of the option awards will be established by the Compensation Committee of the Company's Board of Directors. The Company intends to file a registration statement on Form S-8 under the Securities Act of 1933 as soon as practicable after the consummation of the offering with respect to the shares of Common Stock issuable pursuant to such plans. The maximum number of shares that may be issued under the Incentive Plan is equal to 9% of the number of shares of Common Stock outstanding from time to time.

  Options to purchase 1,500,000 shares of Common Stock under the Incentive Plan are expected to be granted at the time of the public offering at an exercise price equal to the initial public offering price per share. The options to be granted are expected to vest 25% each on the first four anniversaries of the date of grant and are expected to expire on the tenth anniversary of the grant date. In the event of a change in control of the Company prior to normal vesting, all options not already exercisable will become fully vested and exercisable.

 1997 Non-Employee Directors' Stock Plan

  The Company's Board of Directors has adopted, and the Company's stockholder has approved, the 1997 Non-Employee Directors' Stock Plan (the "Directors' Plan"), which provides for the automatic grant to each nonemployee director of an option to purchase 20,000 shares on the later of the effective date of the registration statement for the initial public offering of the Company's Common Stock or the date that such person commences services as a director. Thereafter, each non-employee director will be entitled to receive, on the day after each annual meeting of the Company's stockholders, an option to purchase 5,000 shares of Common Stock. A maximum of 300,000 shares of Common Stock may be issued under the Directors' Plan. Options to purchase 60,000 shares of Common Stock under the Directors' Plan are expected to be granted at the time of the public offering at an exercise price equal to the initial public offering price per share.

  Options granted under the Directors' Plan will have an exercise price per share equal to the fair market value of a share at the date of grant. Options will expire at the earlier of 10 years from the date of grant or 90 days after termination of service as a director. Options will vest and become exercisable ratably as to 50% of the shares underlying the Option on the first and second anniversaries of the date of grant, subject to acceleration by the Board. In the event of a change in control of the Company prior to normal vesting, all options not already exercisable will become fully vested and exercisable.

 1997 Employee Stock Purchase Plan

  The Company has adopted, and the Company's stockholder has approved, the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees of the Company and its subsidiaries (generally all full-time employees who have completed one year of service) to purchase shares of Common Stock at a discount. Employees who elect to participate will have amounts withheld through payroll deduction during purchase periods. At the end of each purchase period, accumulated payroll deductions will be used to purchase stock at a price equal to 85% of the market price at the beginning of the period or the end of the period, whichever is lower. Stock purchased under the Purchase Plan will be subject to a one-year holding period. The Company has reserved 1,000,000 shares of Common Stock for issuance under the Purchase Plan.

                       CONSOLIDATION CAPITAL CORPORATION

                            (DOLLARS IN THOUSANDS)


NOTE 3--DEFERRED STOCK ISSUANCE COSTS

  At September 30, 1997, the Company had incurred approximately $315 of costs in connection with the contemplated public offering of Common Stock, comprised as follows:

   Securities and Exchange Commission registration fee.................... $174
   NASD fee...............................................................   31
   Printing expenses......................................................   10
   Accounting fees........................................................   25
   Legal fees.............................................................   75
                                                                           ----
                                                                           $315
                                                                           ====

  These costs have been deferred and reflected as an asset in the accompanying September 30, 1997 balance sheet. After receipt of the proceeds from the public offering, the stock issuance costs will be reclassified to additional paid-in capital in the Company's balance sheet as a reduction to the gross proceeds from the offering. At September 30, 1997, $205 of the stock issuance costs had been paid. The remainder of these costs have been included in accrued liabilities and are expected to be paid using the proceeds from the Common Stock offering.

NOTE 4--PAYABLE TO STOCKHOLDER

  Jonathan Ledecky, the sole stockholder, has advanced to the Company $206 to pay certain fees in connection with the registration of the Common Stock. Such demand notes bear interest at 6.75% annually. The Company intends to repay such stockholder payable and related accrued interest using the proceeds from the Common Stock offering.

NOTE 5--STOCK-BASED COMPENSATION

  Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting-for-Stock-Based Compensation," allows entities to choose between a fair value based method of accounting for employee stock options or similar equity instruments and the intrinsic, value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"). Entities electing to apply the accounting in APB No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future financial statements.

NOTE 6--NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued SFAS
No. 128, "Earnings Per Share." For the Company, SFAS No. 128 will be effective for the year ending December 31, 1997. SFAS No. 128 simplifies the standards required under current accounting rules for computing earnings per share and replaces the presentation of primary earnings per share and fully diluted earnings per share with a presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS"). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted earnings per share under current accounting rules.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COM-PANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  18
Determination of Offering Price..........................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Financial Data..................................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  22
Management...............................................................  28
Certain Relationships and Related Party Transactions.....................  35
Principal Stockholders...................................................  36
Description of Capital Stock.............................................  37
Shares Eligible for Future Sale..........................................  38
Underwriting and Plan of Distribution....................................  40
Legal Matters............................................................  42
Experts..................................................................  42
Additional Information...................................................  43
Index to Financial Statements............................................ F-1

                               ----------------

 UNTIL    , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            24,000,000 SHARES

                                 CONSOLIDATION
                                    CAPITAL
                                  CORPORATION

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                    FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other estimated expenses expected to be incurred in connection with issuance and distribution of securities being registered. All such fees and expenses shall be paid by the Company.

   Securities and Exchange Commission Registration Fee.............. $  213,638
   NASD Fee.........................................................     30,500
   Nasdaq National Market Listing Fee...............................     50,000
   Printing and Engraving Expenses..................................    300,000
   Accounting Fees and Expenses.....................................    100,000
   Legal Fees and Expenses..........................................    250,000
   Transfer Agent Fees and Expenses.................................      5,000
   Miscellaneous....................................................     50,862
                                                                     ----------
     Total.......................................................... $1,000,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.
Article 10 of the Company's Restated Certificate of Incorporation provides that the personal liability of directors of the Company is eliminated to the extent permitted by Section 102(b)(7) of the DGCL.

  Section 145 of the DGCL (i) requires a corporation to indemnify for expenses, including attorney's fees, incurred by a director or officers who has been successful in defending any claim or proceeding in which the director or officer is involved because of his or her position with the corporation,
(ii) permits indemnification (a) for judgments, fines, expenses and amounts paid in settlement in the case of a claim by a party other than the corporation or in the right of the corporation, even where a director or officer has not been successful, in cases where the director or officer acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the best interests of the corporation provided, in the case of a criminal proceeding, that the director or officer had no reason to believe his or her conduct was unlawful or (b) for expenses in the case of a claim or proceeding by or in the right of the corporation, including a derivative suit (but not judgments, fines or amounts in settlement), if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and has not been adjudged liable to the corporation unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification, and (iii) permits the advancement of expenses to directors and officers who are defending an action, lawsuit or proceeding upon receipt of an undertaking for the repayment of such advance if it is ultimately determined that the director or officer has not met the applicable standard of conduct and is, therefore, not entitled to be indemnified. Section 145 also provides that the permissive indemnification described above is to be made upon a determination that the director or officer has met the required standard of conduct by (a) a majority of disinterested directors, (b) a committee of disinterested directors designated by a majority of such directors, (c) independent legal counsel or (d) the stockholders.

  The Board of Directors has authorized the Company to enter into Indemnity Agreements because the Board believes that the Company's directors' and officers' insurance does not fully protect the directors and executive officers and that the absence of Indemnity Agreements may threaten the quality and stability of the governance of the Company by reducing the Company's ability to attract and retain qualified persons to serve as directors and executive officers of the Company, and by deterring such persons in the making of entrepreneurial decisions for fear of later legal challenge. In addition, the Board of Directors believes that the Indemnity Agreements will complement the indemnification rights and liability protections currently provided directors and executive officers of the Company under the Amended and Restated Bylaws. These rights and protections were designed to enhance the Company's ability to attract and retain highly qualified individuals to serve as directors and executive officers in view of the high incidence of litigation, often involving large amounts, against publicly-held companies and the need to provide such persons with reliable knowledge of the legal risks to which they are exposed. The Indemnity Agreements will complement these rights and protections by providing directors and executive officers with contractual rights to indemnification, regardless of any amendment to or repeal of the indemnification provisions in the Bylaws. The Company's Amended and Restated Bylaws provide that the Company shall indemnify to the fullest extent authorized or permitted by law directors and officers of the Company who have been made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company.

  The Indemnity Agreements are predicated upon Section 145(f) which recognizes the validity of additional indemnity rights granted by contractual agreement. The Indemnity Agreements alter or clarify statutory indemnity provisions, in a manner consistent with the Company's Amended and Restated Bylaws, in the following respects; (i) indemnification is mandatory, rather than optional, to the full extent permitted by law, including partial indemnification under appropriate circumstances, except that the Company is not obligated to indemnify an indemnitee with respect to a proceeding initiated by the indemnitee (unless the Board should conclude otherwise), payments made by an indemnitee in a settlement effected without the Company's written consent, payments that are found to violate the law, conduct found to constitute bad faith or active and deliberate dishonesty or short-swing profit liability under Section 16(b) of the Exchange Act or to the extent that indemnification has been determined to be unlawful in an arbitration proceeding conducted pursuant to the provisions of the Indemnity Agreement; (ii) prompt payment of litigation expenses in advance is mandatory, rather than optional, provided the indemnitee undertakes to repay such amounts if it is ultimately determined that the indemnitee is not entitled to be indemnified and provided the indemnitee did not initiate the proceeding; (iii) any dispute arising under the Indemnity Agreement is to be resolved through an arbitration proceeding, which will be paid for by the Company unless the arbitrator finds that the indemnitee's claims or defenses were frivolous or in bad faith, unless such arbitration is inconsistent with an undertaking given by the Company, such as to the Securities and Exchange Commission, that the Company will submit to a court the question of indemnification for liabilities under the Securities Act of 1933, as amended, and be governed by the final adjudication of such issue; and (iv) mandatory indemnification shall be paid within 45 days of the Company's receipt or a request for indemnification unless a determination is made that the indemnitee has not met the relevant standards for indemnification by the Board of Directors, or if a quorum of the directors is not obtainable, at the election of the Company, either by independent legal counsel or a panel of arbitrators.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In February 1997, Jonathan J. Ledecky, the Company's Chairman, founded the Company's predecessor, Ledecky Brothers L.L.C. On September 19, 1997, Jonathan Ledecky exchanged his 100% interest in Ledecky Brothers L.L.C. for 4,411,765 shares of the Company's Common Stock, or 100% of the outstanding shares. The issuances of securities by Ledecky Brothers L.L.C. and the Company to Jonathan Ledecky were made in reliance upon the exemption from registration under the Securities Act of 1933, as amended, in Section 4(2).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are or will be filed as part of this registration statement:

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
  1.01   Form of Underwriting Agreement.*
  3.01   Restated Certificate of Incorporation of Consolidation Capital
         Corporation.*
  3.02   Amended and Restated Bylaws of Consolidation Capital Corporation.*
  4.01   Form of Warrant Agreement.*
  5.01   Opinion of Morgan, Lewis & Bockius LLP as to the legality of the securities being registered.*
 10.01   Consolidation Capital Corporation 1997 Long-Term Incentive Plan.*
 10.02   Consolidation Capital Corporation 1997 Non-Employee Directors' Stock
         Plan.*
 10.03   Consolidation Capital Corporation 1997 Employee Stock Purchase Plan.*
 10.04   Consolidation Capital Corporation 1997 Section 162(m) Bonus Plan.*
 10.05   Form of Employment Agreement between the Company and Jonathan J.
         Ledecky.*
 10.06   Form of Employment Agreement between the Company and Timothy C.
         Clayton.*
 10.07   Form of Employment Agreement between the Company and F. Traynor Beck.*
 10.08   Form of Employment Agreement between the Company and David Ledecky.*
 10.09   Form of Indemnity Agreement for Executive Officers and Directors of
         the Company.*
 10.10   Form of Ledecky Warrant Agreement.*
 23.01   Consent of Price Waterhouse LLP.*
 23.02   Consent of Morgan, Lewis & Bockius LLP (included in opinion to be filed as Exhibit 5.1).*
 24.01   Power of Attorney.**
 27.01   Financial Data Schedule.**
 99.1    Consent of David Ledecky (Director Nominee) (previously filed as
         Exhibit 23.03).**
 99.2    Consent of Vincent W. Eades (Director Nominee).**
 99.3    Consent of W. Russell Ramsey (Director Nominee).**
 99.4    Consent of M. Jude Reyes (Director Nominee).**

--------

 * Filed herewith.

** Previously filed.

  (b) Financial statement schedules have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the registrant's financial statements or accompanying notes.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WASHINGTON, DISTRICT OF COLUMBIA, ON NOVEMBER 25, 1997.

                                         Consolidation Capital Corporation


                                         By: /s/ David Ledecky
                                             ----------------------------------
                                             DAVID LEDECKY
                                             SENIOR VICE PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURE                       TITLE                 DATE
   *                                  Chairman and Chief     November 25, 1997
------------------------------------  Executive Officer
 JONATHAN J. LEDECKY                  (principal
                                      executive officer)

 /s/ David Ledecky                    Senior Vice            November 25, 1997
------------------------------------  President,
 DAVID LEDECKY                        Treasurer and
                                      Secretary
                                      (principal
                                      financial officer
                                      and principal
                                      accounting officer)


*By: /s/ David Ledecky
    --------------------------------
David Ledecky, Attorney in Fact,
pursuant to powers of attorney previously
filed as part of this registration statement.